Filed Pursuant to Rule 424(b)(5)
                                                       Registration No.333-69237

THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION IT CONTAINS ARE SUBJECT TO COMPLETION OR AMENDMENT. PROSPECTIVE PURCHASERS SHOULD READ THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON THE MATTERS DISCUSSED IN THIS DOCUMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED IN THIS DOCUMENT, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 18, 1999

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JANUARY 7, 1999)

[GRAPHIC LOGO OF CP&L APPEARS HERE]



                                 $500,000,000

                        CAROLINA POWER & LIGHT COMPANY
                     EXTENDIBLE NOTES DUE OCTOBER   , 2009
                                ---------------
            The Extendible Notes have the following principal terms:

o   The Notes will mature on October , 2009.

o During the period from and including the date of original issuance to but excluding July , 2000, the interest rate on the Notes will be reset and payable monthly at a rate equal to the one month LIBOR plus a spread of %. During this initial period, interest will be payable monthly on the of each month, commencing November , 1999.

o During each subsequent period designated by us, interest shall accrue and be payable either at a floating interest rate or at a fixed interest rate, in each case as determined by us and Merrill Lynch.

o The spread that will be applicable to the Notes during each subsequent period will result in an interest rate that will enable Merrill Lynch to remarket tendered Notes at 100% of their principal amount on the date commencing that subsequent period.

o On July , 2000 and on each successive date prescribed for the remarketing of the Notes, unless you affirmatively elect not to tender your Notes by following the procedures set forth in this prospectus supplement, your Notes will be automatically tendered, or deemed tendered to Merrill Lynch, for a purchase price equal to 100% of their principal amount, plus accrued interest.

o If we cannot agree with Merrill Lynch on the spread with respect to any subsequent period, we must repurchase and retire all of the Notes on the date then prescribed for the remarketing of the Notes at a price equal to 100% of their principal amount, plus accrued interest.

o If Merrill Lynch is unable to remarket some or all of the Notes tendered on the date then prescribed for the remarketing of the Notes, we must purchase and retire any remaining unsold tendered Notes at a price equal to 100% of their principal amount, plus accrued interest.

o We may not redeem the Notes prior to July , 2000. The Notes are redeemable by us on July , 2000. After July , 2000, the Notes may be redeemable by us or repayable at the option of the holders, as described in this prospectus supplement.

o The Notes are senior unsecured debt securities and are effectively subordinate to our outstanding and future first mortgage bonds and secured debt.

o The Notes will be first issued in denominations and integral multiples of $1,000.

o   The Notes will not be listed on any national securities exchange or Nasdaq.

                                ---------------
      Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                ---------------
      Merrill Lynch will sell the Notes to the public at varying prices relating to prevailing market prices at the time of sale. We will receive net
proceeds of    % of the principal amount of the Notes sold, which equals
aggregate net proceeds of $    before deducting expenses payable by us,
estimated at $250,000.

      Merrill Lynch is offering the Notes subject to prior sale and on the condition that they accept our delivery of the Notes. We expect the Notes to be ready for delivery in book-entry form only through the facilities of The
Depository Trust Company on or about October   , 1999.

                                ---------------
                              MERRILL LYNCH & CO.
                                ---------------
          The date of this prospectus supplement is October   , 1999.

                               TABLE OF CONTENTS


                          PROSPECTUS SUPPLEMENT
                                                                     PAGE
                                                                    -----
Summary Information .............................................     S-1
Use of Proceeds .................................................     S-3
Description of the Notes ........................................     S-3
Certain United States Federal Income Tax Considerations .........    S-15
Underwriting ....................................................    S-18
Legal Matters ...................................................    S-19
                                        PROSPECTUS
About This Prospectus ...........................................      2
Where You Can Find More Information .............................      2
Documents Incorporated By Reference .............................      2
Our Company and Address .........................................      3
Ratio of Earnings to Fixed Charges ..............................      3
Application of Proceeds .........................................      3
Description of the Securities ...................................      4
Description of First Mortgage Bonds .............................      4
Description of Senior Notes .....................................      8
Description of Debt Securities ..................................     17
Global Securities ...............................................     24
Plan of Distribution ............................................     25
Experts .........................................................     26
Legal Opinions ..................................................     26

                                ---------------
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.


      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is only accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since the respective dates of these documents.

                              SUMMARY INFORMATION


      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus and in the financial statements or other documents incorporated by reference.


CAROLINA POWER & LIGHT COMPANY


      We are primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. We also provide natural gas distribution and service in portions of North Carolina through a wholly-owned subsidiary.


RECENT DEVELOPMENTS


      On October 20, 1999, our shareholders will meet to consider the restructuring of CP&L so that it will become a wholly-owned subsidiary of CP&L Holdings, Inc., a newly formed holding company. The current holders of our common stock will become the holders of the outstanding common stock of CP&L Holdings, through a one-for-one share exchange. The restructuring is expected to be completed in the first quarter of 2000. Our outstanding indebtedness, including the Notes offered by this prospectus supplement and the accompanying prospectus, will continue as outstanding obligations of CP&L after the restructuring.


      On August 22, 1999, we announced an agreement whereby CP&L Holdings will acquire all of the outstanding shares of Florida Progress Corporation for approximately $5.3 billion in stock and cash. The transaction is expected to be completed by September, 2000. Completion of the transaction is subject to the satisfaction or waiver of customary closing conditions, including obtaining all necessary regulatory approvals. Florida Progress is a diversified utility holding company with assets of $6.3 billion. Its principal subsidiary is Florida Power Corporation, which serves 1.3 million customers in Florida. Florida Progress' diversified operations include rail services, marine operations and coal mining.


      For the quarter ended September 30, 1999, operating revenues were $1.0 billion, up 6.3% from the same period of 1998. Net income during this period was $147.9 million compared to $186.0 million for the same period of 1998. The largest factor in the quarterly earnings decrease was lost revenue and damages associated with Hurricanes Floyd and Dennis. A decline in revenues from industrial customers and the completion of the North Carolina Natural Gas Corporation acquisition were also significant factors contributing to the decrease. Our wholly-owned natural gas distribution subsidiary had a net loss of $2.2 million, which included goodwill amortization; these third quarter results are consistent with past seasonal business patterns. Our diversified businesses had an after-tax operating loss of $8.8 million, compared with an after-tax loss of $5.2 million for the same period of 1998.


      For the twelve months ending September 30, 1999, operating revenues were $3.3 billion, up 1.6% from the prior period. Net income during this period was $364.4 million compared to $422.0 million for the prior twelve months. The decrease in earnings was primarily the result of lower revenues from industrial customers, the impact of Hurricanes Floyd and Dennis, milder weather, and increased losses from diversified business operations.

SUMMARY FINANCIAL INFORMATION



                                                     SIX MONTHS ENDED
                                                         JUNE 30,
                                                ---------------------------
                                                     1999          1998
                                                ------------- -------------
                                                   (DOLLARS IN MILLIONS)
Income Statement Data
 Operating Revenues ...........................  $  1,525.7    $  1,510.4
 Net Income ...................................  $    155.4    $    152.0
Ratio of Earnings to Fixed Charges(a) .........         4.36x         4.39x



                                                                         TWELVE MONTHS ENDED
                                                                             DECEMBER 31,
                                                ----------------------------------------------------------------------
                                                     1998           1997          1996          1995          1994
                                                -------------- ------------- ------------- ------------- -------------
                                                                        (DOLLARS IN MILLIONS)
Income Statement Data
 Operating Revenues ...........................  $   3,130.0    $  3,024.1    $  2,995.7    $  3,006.6    $  2,876.6
 Net Income ...................................  $     399.2    $    388.3    $    391.3    $    372.6    $    313.2
Ratio of Earnings to Fixed Charges(a) .........          4.38x         4.17x         4.12x         3.67x         3.31x

CAPITALIZATION AT JUNE 30, 1999



                                                              ACTUAL         RATIO       ADJUSTED(C)       RATIO
                                                          -------------   -----------   -------------   -----------
                                                                            (DOLLARS IN MILLIONS)
   Long-term Debt(b) ..................................    $  2,716.4         47.23%     $  2,777.7         44.45%
   Preferred Stock -- Redemption Not Required .........          59.4          1.03            59.4          0.95
   Common Stock Equity(d) .............................       2,975.6         51.74         3,411.5         54.60
                                                           ----------         -----      ----------         -----
     Total Capitalization .............................    $  5,751.4           100%     $  6,248.6           100%
                                                           ==========         =====      ==========         =====

----------------
(a) Ratios for the periods ending June 30 represent the ratios for the twelve month periods ending on those dates.
(b) Excludes current portion of long-term debt of $201.6 million at June 30, 1999.
(c) The Notes will be classified as short-term debt and therefore they have not been included in the adjusted long-term debt balance. As adjusted reflects the following adjustments:
    (1) Issuance of additional shares related to the North Carolina Natural Gas merger of $360.1 million.
    (2) ESOP share releases in July, August, September, and October.
(d) Includes reductions of $144.3 million and $141.6 million representing unearned ESOP common stock at June 30, 1999 and October 15, 1999, respectively. Also includes reductions of $7.6 million and $7.2 million representing unearned restricted stock at June 30, 1999 and October 15, 1999, respectively.

                                USE OF PROCEEDS


      We will use the net proceeds from the sale of the Notes to reduce the outstanding balance of our commercial paper and other short-term indebtedness, and for general corporate purposes. On October 15, 1999, the balance of our outstanding commercial paper and other short-term indebtedness was approximately $497 million, and the weighted average portfolio yield of that balance was 5.44%.



                           DESCRIPTION OF THE NOTES


      The Notes will be issued as a separate series of senior unsecured debt
securities under an Indenture, dated October   , 1999 (as amended, modified or
supplemented from time to time, the "Indenture"), between us and The Chase Manhattan Bank, as trustee (the "Trustee"). The following summary of certain provisions of the Notes and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement referred to in the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the Indenture. This description of the particular terms of the Notes supplements, and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the accompanying prospectus under the heading "Description of Debt Securities." The Notes are "Debt Securities" as the term is used in the accompanying prospectus. The term "Debt Securities," as used under this caption, refers to all Debt Securities issuable from time to time under the Indenture.


GENERAL


      The Notes will be senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, as described in "Description of Debt Securities" in the accompanying prospectus. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. Debt Securities may be issued under the Indenture from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized for each series. We may, from time to time, without the consent of the holders of the Notes, provide for the issuance of Notes or other Debt Securities under the Indenture in addition to the Notes offered by this prospectus supplement.


      The Notes will be effectively subordinate to all currently outstanding and future first mortgage bonds and any other senior secured indebtedness of ours. The first mortgage bond holders have a first lien on substantially all of our assets. As of the date of this prospectus supplement, we had an aggregate principal amount of $1,866,130,000 First Mortgage Bonds outstanding, some of which have been issued to provide security for holders of other senior indebtedness. The Indenture does not limit the amount of First Mortgage Bonds or other secured senior indebtedness that we may issue.


      The Notes will be limited initially to $500,000,000 in aggregate principal amount, and the Notes will mature, unless previously redeemed, on
October   , 2009 ("Stated Maturity"). We may "reopen" the Notes series and issue additional Notes. Each Note will bear interest as described below for the Initial Spread Period and any Subsequent Spread Period (each as defined below). Interest on each Note will be payable on each Interest Payment Date (as defined below) specified for the Initial Spread Period and any Subsequent Spread Period, in each case to the person in whose name such Note is registered at the
close of business on the    calendar day (whether or not a Business Day) next
preceding such Interest Payment Date. Interest payable on any Interest Payment Date or Stated Maturity or date of earlier redemption or repayment will be the amount of interest accrued from and including the date of original issuance or from and including the most recent Interest Payment Date on which interest has been paid to but excluding such Interest Payment Date or Stated Maturity or date of earlier redemption or repayment, as the case may be. Principal of and interest on the

Notes will be payable, and the transfer of Notes will be registrable, at the Corporate Trust Office of the Trustee or at any other office or agency designated by us for such purpose.


      The Notes will be issued only in fully registered, book-entry form. See " -- Form, Denomination and Registration" below.


      On and after the initial Remarketing Reset Date (as defined below), the Notes are subject to mandatory or optional redemption by us, in whole or in part, on such dates, in the circumstances and at the redemption prices described below. See " -- Redemption of the Notes" below. The Notes will not be subject to a sinking fund.


      After the initial Remarketing Reset Date, if we so elect, the Notes will be repayable at the option of the holders thereof, in whole or in part, on such dates, in the circumstances and at the repayment price described below.
See " -- Repayment at the Option of the Holders."


      If the Stated Maturity for the Notes falls on a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.


      If a Remarketing Reset Date would otherwise be a day that is not a Business Day, such date will be postponed to the next succeeding day that is a Business Day.


      The term "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close and, in the case of Notes in the Floating Rate Mode (as defined below), that is also a London Business Day. The term "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.


      All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.


INITIAL SPREAD PERIOD


      The "Initial Spread Period" will be the period from and including the date of original issuance of the Notes, currently expected to be October , 1999, to but excluding the initial "Remarketing Reset Date" for the Notes. The
initial Remarketing Reset Date will be July   , 2000.


      During the Initial Spread Period for the Notes, interest on the Notes
will be payable in arrears monthly, on the    day of each month, commencing
November   , 1999 (each such date an "Interest Payment Date" in respect of the
Initial Spread Period), except as described below. The interest rate on the
Notes will be reset monthly on the    day of each month, commencing November
  , 1999 (the "Interest Reset Date" in respect of the Initial Spread Period), and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR (as defined below) for the applicable Interest Reset Period (as defined below), plus the Initial Spread (as defined below). The "Initial Interest Reset Period" will be the period from and including the date of original issuance of the
Notes to but excluding November   , 1999. Thereafter, each "Interest Reset
Period" during the Initial Spread Period will be the monthly period from and including the most recent Interest Reset Date to but excluding the next succeeding Interest Reset Date or Remarketing Reset Date, as the case may be.

      The Spread applicable to the Notes during the Initial Spread Period will
be   % (the "Initial Spread"), and the interest rate mode used for the Initial
Spread Period will be the "Floating Rate Mode." Thus, the interest rate per annum for the Notes during the Initial Interest Reset Period will be equal to
LIBOR, determined as of October   , 1999, plus the Initial Spread. The interest
rate per annum for each succeeding Interest Reset Period during the Initial Spread Period will equal LIBOR for such Interest Reset Period plus the Initial Spread, calculated as described below under " -- Subsequent Spread Periods -- Floating Rate Mode."


      If, during the Initial Spread Period, any Interest Payment Date, redemption date, Interest Reset Date or Remarketing Reset Date would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, Interest Reset Date or Remarketing Reset Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date, redemption date, Interest Reset Date or Remarketing Reset Date shall be the next preceding Business Day.


SUBSEQUENT SPREAD PERIODS


      The Spread (as defined below) will be determined in the manner described below for each period from and including each Remarketing Reset Date to but excluding each next succeeding Remarketing Reset Date or, as the case may be, Stated Maturity (a "Subsequent Spread Period"). A Subsequent Spread Period will be one or more periods of at least three months (or any integral multiple of three months), but not more than the period remaining to the Stated Maturity of
the Notes as designated by us, and commencing on the      day of January,
April, July or October (or as otherwise specified by us and the Remarketing Agent on the applicable Duration/Mode Determination Date (as defined below) in connection with the establishment of each Subsequent Spread Period), as applicable (each such date, a "Remarketing Reset Date"); provided, however, that no Subsequent Spread Period may end on or after the Stated Maturity.


      Interest on the Notes during each Subsequent Spread Period shall accrue and be payable, as applicable, either:


         o at a floating interest rate (the Notes being in the "Floating Rate Mode" and the interest rate being a "Floating Rate"), or

         o at a fixed interest rate (the Notes being in the "Fixed Rate Mode" and the interest rate being a "Fixed Rate"),


in each case as determined by us and the Remarketing Agent in accordance with the Remarketing Agreement and the applicable Remarketing Agency Agreement (each as defined below). The "Spread" that will be applicable to the Notes during each Subsequent Spread Period will be the percentage (a) recommended by the Remarketing Agent so as to result in a rate that, in the reasonable opinion of the Remarketing Agent, will enable tendered Notes to be remarketed by the Remarketing Agent at 100% of the principal amount thereof, as described under " -- Tender of Notes; Remarketing Agency Agreement" below, and (b) agreed to by us.


      Unless notice of redemption of the Notes as a whole has been given, the following terms will be established by 3:00 p.m., New York City time, on the eighth Business Day prior to the Remarketing Reset Date which commences such Subsequent Spread Period (the "Duration/Mode Determination Date"):


         o duration,

         o redemption dates,

         o redemption type (I.E., par, premium or make-whole),

         o redemption prices (if applicable),

         o repayment dates,

         o Remarketing Reset Date,

         o Interest Reset Dates,

         o Interest Payment Dates,

         o interest rate mode (I.E., Fixed Rate Mode or Floating Rate Mode),

         o optional repayment terms, if any, and

         o any other relevant terms for each Subsequent Spread Period.


In addition, the Spread for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the fourth Business Day prior to the Remarketing Reset Date commencing such Subsequent Spread Period (the "Spread Determination Date").


      We will, not less than ten nor more than twenty calendar days prior to any Duration/Mode Determination Date:


         o inform The Depository Trust Company ("DTC") that the Notes are subject to mandatory, automatic tender on the Remarketing Reset Date (subject to the right to elect not to tender), and

         o request that DTC notify its participants of such Duration/Mode Determination Date and of the procedures that must be followed if any beneficial owner of a Note wishes to retain such Note as described under " -- Tender of Notes; Remarketing Agency Agreement" below.


In the event that DTC or its nominee is no longer the holder of record of the Notes, we will notify the holders of the Notes of such information within such period of time. This will be the only notice given by us or the Remarketing Agent with respect to such Duration/Mode Determination Date and procedures for electing not to tender Notes.


      If we cannot agree with the Remarketing Agent on the Spread for any Subsequent Spread Period, then we are required unconditionally to repurchase and retire all of the Notes on the Remarketing Reset Date at a price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest, if any, thereon to but excluding the Remarketing Reset Date.


FLOATING RATE MODE


      If the Notes are to be reset to the Floating Rate Mode, as agreed to by the Remarketing Agent and us on a Duration/Mode Determination Date, then during the corresponding Subsequent Spread Period:


         o the interest rate on the Notes will be reset monthly, quarterly or semiannually (each, an "Interest Reset Period") and interest on the Notes will be payable either monthly, quarterly or semiannually on such dates (each such date, an "Interest Payment Date" in respect of such Subsequent Spread Period), in each case as specified by the Remarketing Agent and us on the applicable Duration/Mode Determination Date, and

         o the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR for the applicable Interest Reset Period, plus the applicable Spread, as determined on the relevant Spread Determination Date.


Unless otherwise specified on the applicable Duration/Mode Determination Date for Notes in the Floating Rate Mode, interest on such Notes will be payable, in the case of Notes which reset:

         o monthly, on the    day of each month,

         o quarterly, on the    day of each January, April, July and October,
           or

         o semiannually, on the    day of each April and October.


The first day of an Interest Reset Period is referred to in this prospectus supplement as an "Interest Reset Date" in respect of the Subsequent Spread Period and, unless otherwise specified on the applicable Duration/
Mode Determination Date, will be, in the case of Notes which reset:


         o monthly, on the    day of each month,

         o quarterly, on the    day of each January, April, July and October,
           or

         o semiannually, on the    day of each April and October.


      The interest rate in effect on each day will be:


         o if such day is an Interest Reset Date, the interest rate determined as of the Floating Rate Determination Date (as defined below) immediately preceding such Interest Reset Date, or

         o if such day is not an Interest Reset Date, the interest rate determined as of the Floating Rate Determination Date immediately preceding the most recent Interest Reset Date.


      If any Interest Payment Date (other than at Stated Maturity), redemption date, repayment date, Interest Reset Date or Remarketing Reset Date in the Floating Rate Mode would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, repayment date, Interest Reset Date or Remarketing Reset Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date, redemption date, repayment date, Interest Reset Date or Remarketing Reset Date shall be the next preceding Business Day.


      The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined as of the applicable Floating Rate Determination Date. The "Floating Rate Determination Date" will be the second London Business Day immediately preceding the applicable Interest Reset Date.


      For the Initial Spread Period and if the Notes are reset to the Floating Rate Mode for a Subsequent Spread Period, LIBOR will be determined by the Rate Agent (as defined under " -- Tender of Notes; Remarketing Agency Agreement" below) as of the applicable Floating Rate Determination Date in accordance with the following provisions:


            (i) LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars of not less than U.S. $1,000,000 of the applicable Index Maturity, commencing on the second London Business Day immediately following such Floating Rate Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such Floating Rate Determination Date. "Telerate Page 3750" means the display designated on page "3750" on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such Floating Rate Determination Date will be determined in accordance with the provisions of paragraph (ii) below.


            (ii) With respect to a Floating Rate Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such Floating Rate Determination Date, the Rate Agent shall request the principal London offices of each of four major reference banks in the London interbank market selected by the Rate Agent to provide the Rate Agent with a quotation of the rate at which deposits of the applicable Index Maturity in U.S. dollars, commencing on the second London Business Day immediately following such Floating Rate Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such Floating Rate Determination Date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time.


            If at least two such quotations are provided, LIBOR for such Floating Rate Determination Date will be the arithmetic mean of such quotations as calculated by the Rate Agent.


            If fewer than two quotations are provided, LIBOR for such Floating Rate Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such Floating Rate Determination Date by three major banks in The City of New York selected by the Rate Agent (after consultation with us) for loans in U.S. dollars to leading European banks of the applicable Index Maturity commencing on the second London Business Day immediately following such Floating Rate Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Rate Agent are not quoting as mentioned in this sentence, LIBOR for such Floating Rate Determination Date will be LIBOR determined with respect to the immediately preceding Floating Rate Determination Date, or in the case of the first Floating Rate Determination Date, LIBOR for the Initial Interest Reset Period.


      The Index Maturity applicable to Notes in the Floating Rate Mode will be, in the case of Notes resetting:


         o monthly, one month,

         o quarterly, three months, or

         o semiannually, six months.


FIXED RATE MODE


      If the Notes are to be reset to the Fixed Rate Mode, as agreed to by us and the Remarketing Agent on a Duration/Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined by 4:00 p.m., New York City time, on the third Business Day prior to the Remarketing Reset Date for such Subsequent Spread Period (the "Fixed Rate Determination Date"), in accordance with the following provisions. The Fixed Rate will be determined by adding:


         o the applicable Spread (as determined by the Remarketing Agent and agreed to by us on the immediately preceding Spread Determination
           Date) and

         o the yield to maturity determined by 4:00 p.m., New York City time, on the Fixed Rate Determination Date (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security, selected by the Rate Agent after consultation with the Remarketing Agent, as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.


      Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable
semiannually in arrears on the Interest Payment Dates (I.E., April    and
October   , unless otherwise specified by us and the Remarketing Agent on the applicable Duration/Mode

Determination Date) at the applicable Fixed Rate, as determined on the Fixed Rate Determination Date, beginning on the applicable Remarketing Reset Date and continuing for the duration of the relevant Subsequent Spread Period.


      If any Interest Payment Date, redemption date or repayment date in the Fixed Rate Mode would otherwise be a day that is not a Business Day (in either case, other than any Interest Payment Date, redemption date or repayment date that falls on a Remarketing Reset Date, in which case each such date will be postponed to the next succeeding day that is a Business Day), the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.


TENDER OF NOTES; REMARKETING AGENCY AGREEMENT


      We have entered into a Remarketing Agreement with respect to remarketing of the Notes (the "Remarketing Agreement") by the Remarketing Agent. If we agree with the Remarketing Agent on the Spread Determination Date with respect to any Subsequent Spread Period, we will enter into a Remarketing Agency Agreement (the "Remarketing Agency Agreement") with the Remarketing Agent on such Spread Determination Date. On the Remarketing Reset Date which commences such Subsequent Spread Period, each Note will be automatically tendered, or deemed tendered, to the Remarketing Agent for remarketing by the Remarketing Agent on the Remarketing Reset Date at 100% of the principal amount thereof (the "Purchase Price") unless the beneficial owner of such Note, at such owner's option, upon giving notice as provided below (the "Hold Notice"), elects not to tender such Note. Subject to the second succeeding paragraph, the Purchase Price will be paid by the Remarketing Agent in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds. Interest accrued on such Notes with respect to the preceding interest period will be paid in the manner described under "Form, Denomination and Registration." Beneficial owners that tender Notes through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Agent, may be required to pay fees or commissions to such institution. If a beneficial owner has an account at the Remarketing Agent and tenders Notes through such account, the beneficial owner will not be required to pay any fee or commission to the Remarketing Agent. It is currently anticipated that Notes so purchased by the Remarketing Agent will be remarketed by it.


      The Hold Notice must be received by the Remarketing Agent through DTC during the period commencing at 3:00 p.m., New York City time, on the Duration/Mode Determination Date and ending at 12:00 noon, New York City time, on the third Business Day prior to the Remarketing Reset Date for such Subsequent Spread Period (the "Notice Date"); provided, however, that if we are unable to agree with the Remarketing Agent on the Spread for such Subsequent Spread Period, any Hold Notices received will be null and void. In order to ensure that a Hold Notice is received on a particular day, the beneficial owner of Notes must direct his broker or other designated direct or indirect participant (as defined herein) to give such Hold Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other direct or indirect participants through which they own their interests in the Notes for the cut-off times for such brokers or participants. See " -- Form, Denomination and Registration" below. Except as otherwise provided below, a Hold Notice shall be irrevocable. If a Hold Notice is not received for any reason by the Remarketing Agent with respect to any Note by 12:00 noon, New York City time, on the Notice Date, the beneficial owner of such Note shall be deemed to have elected to tender such Note for purchase by the Remarketing Agent. All of the Notes, whether or not tendered, shall bear interest upon the same terms.


      The Remarketing Agent will attempt, on a reasonable efforts basis, to remarket the tendered Notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Agent will be able to remarket the entire principal amount of Notes tendered in a remarketing.

The obligations, if any, of the Remarketing Agent will be subject to certain conditions and termination events customary in our offerings of debt securities, including a condition that no material adverse change in our or our subsidiaries' consolidated financial condition, taken as a whole, shall have occurred since the Spread Determination Date. If the Remarketing Agent is unable to remarket some or all of the tendered Notes and, in its sole discretion, elects not to purchase such tendered Notes, we are obligated unconditionally to purchase and retire on the Remarketing Reset Date the remaining unsold tendered Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the applicable Remarketing Reset Date.


      No beneficial owner of any Note shall have any rights or claims against the Remarketing Agent as a result of the Remarketing Agent not purchasing such Notes.


      Notwithstanding anything to the contrary contained herein, the Remarketing Agent shall have the option, but not the obligation, to purchase any Notes tendered to it that it is not able to remarket. If the Remarketing Agent is unable to remarket the entire principal amount of all Notes tendered on any Remarketing Reset Date and, in its sole discretion, the Remarketing Agent elects not to purchase such tendered Notes, it will promptly notify us and the Trustee. We or our affiliates may offer to purchase Notes in a remarketing, provided that the Spread and related interest rate established with respect to the Notes in connection with such remarketing are not different than they would otherwise be if we or our affiliates had not purchased such Notes.


      The term "Remarketing Agent" means the nationally recognized broker-dealer selected by us to act as Remarketing Agent. Pursuant to the Remarketing Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as Remarketing Agent. The term "Rate Agent" means the entity selected by us as our agent to determine:


         o LIBOR and the interest rate on the Notes for any Interest Reset Period, and/or

         o the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate.


Pursuant to the Remarketing Agreement, Merrill Lynch has agreed to act as Rate Agent in respect of any Notes in the Fixed Rate Mode, and pursuant to a Calculation Agency Agreement, The Chase Manhattan Bank has agreed to act as the Rate Agent in respect of any Notes in the Floating Rate Mode. In our sole discretion, we may change the Remarketing Agent and the Rate Agent for any Subsequent Spread Period at any time on or prior to 3:00 p.m., New York City time, on the Duration/Mode Determination Date relating thereto.


      Each of the Rate Agents and the Remarketing Agent, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. Either of such parties may exercise any vote or join in any action which any beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agency Agreement. Either of such parties, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with us as freely as if it did not act in any capacity under the Remarketing Agency Agreement or the Calculation Agency Agreement, as the case may be.


REDEMPTION OF THE NOTES


      The Notes may not be redeemed prior to the initial Remarketing Reset Date. On each Remarketing Reset Date (including the initial Remarketing Reset
Date) and on those Interest Payment Dates or other dates specified as redemption dates by us on the Duration/Mode Determination Date in connection with any Subsequent Spread Period, the Notes may be redeemed, at our option, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the eighth Business Day prior to the redemption date (or fifteen Business Days prior to the redemption date in the case of a partial redemption), in accordance with the redemption type selected on the Duration/Mode Determination Date. The Notes are also subject to redemption in whole or in part as provided above under " -- Subsequent Spread Periods" and " -- Tender of Notes; Remarketing Agency Agreement." If less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected by such method as we shall deem fair and appropriate. So long as DTC or its nominee is the record holder of the Notes, we will give notice to DTC, and DTC will determine the principal amount to be redeemed from the account of each direct participant in accordance with its rules and procedures. A direct or indirect participant may determine to redeem from some beneficial owners (which may include a participant holding Notes for its own account) without redeeming from the accounts of other beneficial owners.


      The redemption type to be chosen by us and the Remarketing Agent on the Duration/Mode Determination Date with respect to any Subsequent Spread Period may be one of the following:


         o "Par Redemption," meaning redemption at a redemption price equal to 100% of the principal amount thereof, plus unpaid interest thereon, if any, accrued to the redemption date,

         o "Premium Redemption," meaning redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus unpaid interest thereon, if any, accrued to the redemption date, as determined on the Duration/Mode Determination Date, or

         o "Make-Whole Redemption," meaning redemption at a redemption price equal to the Make-Whole Amount with respect to such Notes.


      In connection with any optional redemption of any Note, "Make-Whole-Amount" means an amount equal to the greater of:


         o 100% of its principal amount plus accrued interest, if any, thereon to the date of redemption, or

         o the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus the Reinvestment Spread.


Unless otherwise specified by the Remarketing Agent and us on any Duration/Mode Determination Date, the redemption type will be Par Redemption. Furthermore, the redemption in part of any Notes must be in increments of $1,000 or integral multiples thereof.


      "Treasury Yield" means, with respect to any redemption date applicable to any of the Notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.


      "Comparable Treasury Issue" means, with respect to the Notes subject to redemption, the United States Treasury security selected by the Remarketing Agent as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.


      "Comparable Treasury Price" means, with respect to any redemption date applicable to the Notes subject to redemption:

         o the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such applicable Reference Treasury Dealer Quotations, or

         o if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations, or

         o if only one Reference Treasury Dealer Quotation is received, such Quotation.


      "Reference Treasury Dealer" means, with respect to the Notes subject to redemption, at least four primary U.S. Government securities dealers in New York City as selected by us, which may include the Remarketing Agent or an affiliate thereof.


      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the Notes subject to redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.


      "Reinvestment Spread" means, with respect to the Notes subject to redemption, a number, expressed as a number of basis points or as a percentage, selected by us and agreed to by the Remarketing Agent on the Duration/Mode Determination Date.


REPAYMENT AT THE OPTION OF THE HOLDERS


      The Notes will not be subject to repayment at the option of the holders thereof prior to the initial Remarketing Reset Date. Thereafter, if we elect on the Duration/Mode Determination Date preceding a Subsequent Spread Period, the Notes will be subject to repayment at the option of the holders thereof during such Subsequent Spread Period, on such date(s) as we may select, in whole or in part in increments of $1,000 or integral multiples thereof, at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to but excluding the date of repayment. So long as DTC or its nominee is the record holder of the Notes, beneficial owners that desire to have all or any portion of their Notes repaid must instruct their broker or other designated direct or indirect participant to direct DTC or its nominee to exercise the repayment option on their behalf by forwarding the instructions to the Trustee, not more than 60 nor less than 30 calendar days prior to the date scheduled for repayment or within such other notice period as may be specified on the applicable Duration/Mode Determination Date.


      In order to ensure that such instructions are received by the Trustee on a particular day, the applicable beneficial owner must so direct his broker or other designated direct or indirect participant through which it owns its interest before the deadline set by such broker or direct or indirect participant for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners should consult the broker or direct or indirect participant through which they own their interests for the respective deadlines for such broker or direct or indirect participant. All instruction given to participants from beneficial owners of global notes relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, each such beneficial owner shall cause the broker or direct or indirect participant through which it owns its interest to transfer such beneficial owner's interest in the global note or notes representing the related book entry Notes, on DTC's records, to the Trustee. See " -- Form, Denomination and Registration."


FORM, DENOMINATION AND REGISTRATION


      The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 and any integral multiple of $1,000 in excess thereof. The Notes will be deposited with, or on behalf of, DTC. The Notes will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.


      Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("direct participants") or persons such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). Ownership of beneficial interests in the global notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of direct participants) and the records of direct participants (with respect to interests of persons other than direct participants).


      So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein).


      Payments on global notes will be made to DTC or its nominee, as the registered owner thereof. Neither we, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.


      We expect that DTC or its nominee will credit direct participants' accounts on the payable date with payments in respect of a global note in amounts proportionate to their respective beneficial interest in the principal amount of such global note as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by direct participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.


      Transfers between direct and indirect participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited. Because DTC can only act on behalf of direct participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.


      We believe that it is the policy of DTC that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more direct participants to whose account interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such direct participant or participants has or have given such direction.


      The Indenture provides that if:


         o the Depository notifies us that it is unwilling or unable to continue as Depository, or

         o if the Depository ceases to be eligible under the Indenture and a successor depository is not appointed by us within 90 days, or

         o an Event of Default with respect to the Notes shall have occurred and be continuing, the global notes will be exchanged for Notes in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive Notes shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from direct participants with respect to ownership of beneficial interests in global notes.


      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including Merrill Lynch, and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its direct and indirect participants are on file with the Commission.


      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among direct and indirect participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.


      DTC management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter Year 2000 problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.


      However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as DTC's direct and indirect participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant, and determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.


      According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


      The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder ("Treasury Regulations"), and rulings and decisions now in effect, all of which are subject to change (prospectively or retroactively). The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.


      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes:


         o a citizen or resident of the United States,

         o a corporation (including an entity treated as a corporation for United States Federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia,

         o an estate the income of which is subject to United States Federal income taxation regardless of its source, or

         o a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of such trust.


As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder. If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Notes should consult their tax advisors.


U.S. HOLDERS


PAYMENTS OF INTEREST


      The Notes should constitute variable rate debt instruments ("VRDIs") and the interest payments received should be considered "qualified stated interest" under section 1.1275-5 of the Treasury Regulations. Based on this treatment, the interest received will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received in accordance with the U.S. Holder's regular method of tax accounting.


DISPOSITION OF A NOTE


      Based on the foregoing treatment, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note is generally equal to such U.S. Holder's initial investment in such Note.

CONSEQUENCES TO NON-TENDERING HOLDERS


      A U.S. Holder who does not tender his Notes to the Remarketing Agent on the Remarketing Reset Date will continue to be subject to tax on the interest payable with respect to such Notes as described above. It is unclear whether, for United States Federal income tax purposes, a U.S. Holder who does not tender his Notes to the Remarketing Agent on the Remarketing Reset Date will be deemed to have exchanged his Notes for "new" or modified notes on the Remarketing Reset Date. Even if there was a deemed exchange, however, a U.S. Holder who had acquired the Notes at original issuance at the initial issue price should not recognize any gain or loss because his adjusted tax basis in the Notes would equal the purchase price. A U.S. Holder would, however, start a new holding period with respect to "new" or modified notes received in such a deemed exchange.


OTHER POSSIBLE TREATMENT OF THE NOTES


      While we intend to treat the Notes as VRDIs issued without original issue discount ("OID"), it is possible that the Internal Revenue Service ("IRS") will take the position that the Notes are either (i) VRDIs issued with OID, or (ii) contingent payment debt instruments. In the event the IRS was successful in either assertion, holders of the Notes could experience U.S. federal income tax consequences significantly different from those discussed herein. Prospective purchasers of Notes are urged to consult their tax advisors as to the potential application of, and the consequences of applying, the Treasury Regulations governing VRDIs issued with OID and contingent payment debt instruments.


INFORMATION REPORTING AND BACKUP WITHHOLDING


      In general, information reporting requirements will apply to certain payments of principal and interest and to the proceeds of sales of Notes made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. Holder:


         o fails to provide a taxpayer identification number ("TIN"),

         o furnishes an incorrect TIN,

         o is notified by the IRS that it has failed to properly report payments of interest and dividends, or

         o under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding.


      We will furnish annually to the IRS and to record holders of the Notes (other than with respect to certain exempt holders) information relating to the interest accruing and paid on the Notes during the calendar year.


      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's United States Federal income tax liability provided the required information is furnished to the IRS.



NON-U.S. HOLDERS


      A non-U.S. Holder will not be subject to United States Federal income or withholding taxes on payment of principal, premium (if any) or interest on a Note, provided that such non-U.S. Holder is not:


         o a direct or indirect 10% or greater shareholder of ours,

         o a controlled foreign corporation related to us, or

         o a bank receiving interest described in section 881 (c)(3)(A) of the Code.


To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to the non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding-calendar years, a statement that:


         o is signed by the beneficial owner of the Note under penalties of perjury,

         o certifies that such owner is not a U.S. Holder, and

         o provides the name and address of the beneficial owner.


The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.


      Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a Note, provided that:


         o the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder, and

         o in the case of an individual non-U.S. Holder, such holder is present in the United States for fewer than 183 days in the taxable year of the retirement or disposition and is not subject to certain provisions of the Code that apply to United States expatriates.


      The Notes will not be includible in the estate of a non-U.S. Holder provided that the individual is not a direct or indirect 10% or greater owner of ours, and that at the time of such individual's death, payments in respect of the Notes would not have been effectively connected with the conduct by such individual of a trade or business in the United States.


BACKUP WITHHOLDING


      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.


      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either:


         o the broker determines that the seller is a corporation or other exempt recipient, or

         o the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:


         o the broker determines that the seller is an exempt recipient, or

         o the seller certifies its non-U.S. status (and certain other conditions are met).


Certification of the registered owner's non-U.S. status would normally be made on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.


      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner generally would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax liability provided the required information is furnished to the IRS.


NEW WITHHOLDING REGULATIONS


      The Treasury Department has issued regulations which make certain modifications to the withholding, backup withholding and information reporting rules described above. These regulations attempt to unify certification requirements and modify reliance standards. The IRS has announced that these regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding these regulations.



                                 UNDERWRITING


      Merrill Lynch, Pierce, Fenner & Smith Incorporated, as underwriter, has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase the Notes from us at a price equal to % of the principal amount thereof. We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000 for among other things, printing, rating agencies and legal and accounting fees.


      Merrill Lynch has advised us that it proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices determined at the time of sale. Merrill Lynch may effect such transactions by selling Notes to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Merrill Lynch and any purchasers of Notes for whom they may act as agent. Merrill Lynch and any dealers that participate with Merrill Lynch in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Notes by them may be deemed to be underwriting compensation.


      The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on a national securities exchange or Nasdaq. We have been advised by Merrill Lynch that it intends to make a market in the Notes as permitted by applicable laws and regulations, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.


      Merrill Lynch is permitted to engage in certain transactions that maintain or otherwise affect the price of the Notes. Such transactions may include over-allotment transactions and purchases to cover short positions created by Merrill Lynch in connection with the offering. If Merrill Lynch creates a short position in the Notes in connection with the offering (I.E., if it sells Notes in an aggregate principal amount exceeding that set forth on the cover page of this prospectus supplement), Merrill Lynch may reduce that short position by purchasing Notes in the open market.


      In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor Merrill Lynch makes any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


      We have agreed to indemnify Merrill Lynch against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments Merrill Lynch may be required to make in respect thereof.


      In the ordinary course of their respective businesses, Merrill Lynch and its affiliates have engaged, and may in the future engage, in investment banking transactions with us and our subsidiaries.



                                 LEGAL MATTERS


      William D. Johnson, our Senior Vice President and Corporate Secretary, Hunton & Williams of Raleigh, North Carolina, and Nelson, Mullins, Riley & Scarborough, L.L.P. of Columbia, South Carolina, will pass on certain legal matters relating to the Notes. Merrill Lynch will be advised about issues relating to the offering by their own legal counsel, Winthrop, Stimson, Putnam & Roberts of New York, New York. As of September 30, 1999, Mr. Johnson owned 14,133 shares of our common stock. Mr. Johnson is acquiring additional shares of common stock at regular intervals as a participant in our Stock Purchase -- Savings Plan.

                     (This Page Intentionally Left Blank)

                                  PROSPECTUS

                      [GRAPHIC LOGO OF CP&L APPEARS HERE]




                        CAROLINA POWER & LIGHT COMPANY


                                $1,500,000,000


                             FIRST MORTGAGE BONDS
                                 SENIOR NOTES
                                DEBT SECURITIES


      ------------------------------------------------------------------
   We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this Prospectus. You should read this Prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this Prospectus is accompanied by a Prospectus Supplement.


      ------------------------------------------------------------------
   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


      ------------------------------------------------------------------
                    This Prospectus is dated January 7, 1999

ABOUT THIS PROSPECTUS

This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. We may offer any of the following securities:
First Mortgage Bonds, Senior Notes and other Debt Securities.

This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. This Prospectus Supplement may also add, update or change information contained in this Prospectus. The Registration Statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this Prospectus. You should read this Prospectus and the related exhibits filed with the SEC and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.



WHERE YOU CAN FIND MORE
INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov or our web site at http://www.cplc.com. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The SEC's public reference room in Washington is located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

DOCUMENTS INCORPORATED BY
REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities being registered.


o Annual Report on Form 10-K for the year ended December 31, 1997;


o Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998;

You may request a copy of these filings at no cost, by writing or calling us at the following address:


        Robert F. Drennan, Jr., Manager
        Investor Relations and
        Funds Management
        Treasury Department
        Carolina Power & Light Company
        411 Fayetteville Street
        Raleigh, North Carolina 27601-1748
        Telephone: (919) 546-7474

You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

OUR COMPANY AND ADDRESS

Our Company is a public service corporation formed under the laws of North Carolina in 1926 and is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Our principal executive offices are located at 411 Fayetteville Street, Raleigh, North Carolina 27601-1748, telephone 919-546-6111.



RATIO OF EARNINGS TO FIXED
CHARGES

The following tables set forth our historical ratio of earnings to fixed charges for the periods indicated:



          FOR THE TWELVE MONTHS ENDED DECEMBER 31
-----------------------------------------------------------
      1997         1996       1995       1994       1993
--------------- ---------- ---------- ---------- ----------
     4.17x        4.12x      3.67x      3.31x      3.23x


          FOR THE TWELVE MONTHS ENDED SEPTEMBER 30
--------------------------------------------------
         1998                           1997
       ---------                      ----------
        4.57x                           4.11x

"Earnings" consists of income before income taxes and fixed charges. "Fixed charges" consists of interest on indebtedness (including capitalized interest) and a share of rental expense deemed to be representative of interest.



APPLICATION OF PROCEEDS

Unless we state otherwise in any Prospectus Supplement, we will use the net proceeds from the sale of the offered securities:


o to finance our ongoing construction and maintenance program;


o to redeem, repurchase, repay, or retire outstanding indebtedness;


o to finance future acquisitions of other entities or their assets; and


o for other general corporate purposes.

We may temporarily invest any proceeds that are not immediately applied in U.S. government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, or we may deposit the proceeds with banks.

                         DESCRIPTION OF THE SECURITIES

     This Prospectus describes certain general terms of the offered securities. When we offer to sell a particular series, we will describe the specific terms in a Prospectus Supplement. The securities will be issued under indentures, selected provisions of which we have summarized below. The summary is not complete. The forms of the indentures have been filed as exhibits to the Registration Statement, and you should read the indentures for provisions that may be important to you. In the summaries below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the following summaries have the meanings specified in the applicable indentures unless otherwise defined below.



                      DESCRIPTION OF FIRST MORTGAGE BONDS

GENERAL

     We will issue the First Mortgage Bonds under a Mortgage and Deed of Trust, dated as of May 1, 1940, with The Bank of New York (formerly Irving Trust Company) (the "Mortgage Trustee") and Frederick G. Herbst (W.T. Cunningham, successor), as Trustees. The Mortgage and Deed of Trust is supplemented by supplemental Indentures. In the following discussion, we will refer to the Mortgage and Deed of Trust and all Indentures supplemental to the Mortgage and Deed of Trust together as the "Mortgage." We will refer to all of our bonds, including those already issued and those to be issued under this shelf registration process or otherwise issued in the future, as "First Mortgage Bonds." The information we are providing you in this Prospectus concerning the First Mortgage Bonds and the Mortgage is only a summary of the information provided in those documents. You should consult the First Mortgage Bonds themselves, the Mortgage and other documents for more complete information on the First Mortgage Bonds. These documents appear as exhibits to the Registration Statement, or will appear as exhibits to a Current Report on Form 8-K, which we will file, and which will be incorporated by reference into this Prospectus.

     You should consult the Prospectus Supplement relating to any particular issue of the First Mortgage Bonds for the following information:

     o the designation, series and aggregate principal amount of the First Mortgage Bonds;

     o the percentage of the principal amount for which we will issue and sell the First Mortgage Bonds;

     o the date of maturity for the First Mortgage Bonds;

     o the rate at which the First Mortgage Bonds will bear interest and the method of determining that rate;

     o the dates on which interest is payable;

     o the denominations in which we will authorize the First Mortgage Bonds to be issued, if other than $1,000 or integral multiples of $1,000;

     o whether we will offer First Mortgage Bonds in the form of global bonds and, if so, the name of the depositary for any global bonds;

     o redemption terms;

     o and any other specific terms.

     Unless the applicable Prospectus Supplement states otherwise, the covenants contained in the Mortgage will not afford holders of First Mortgage Bonds protection in the event we have a change in control.


FORM AND EXCHANGES

     Unless otherwise specified in the applicable Prospectus Supplement, we will issue the First Mortgage Bonds as registered bonds without coupons. Holders may exchange them, free of charge, for other First Mortgage Bonds of different authorized denominations, in the same aggregate principal amount. Holders may also transfer the First Mortgage Bonds free of charge except for any stamp taxes or other governmental charges that may apply.

INTEREST AND PAYMENT

     The Prospectus Supplement for any First Mortgage Bonds we issue will state the interest rate, the method of determination of the interest rate, and the date on which interest is payable. Unless the Prospectus Supplement states otherwise, principal and interest will be paid at The Bank of New York in New York City.

     We have agreed to pay interest on any overdue principal and, to the extent enforceable under law, on any overdue installment of interest on the First Mortgage Bonds at the rate of 6% annually. For more information, see Mortgage,
Section 78.


REDEMPTION AND PURCHASE OF FIRST MORTGAGE BONDS

     If the First Mortgage Bonds are redeemable, the redemption terms will appear in the Prospectus Supplement. We may declare redemptions on at least thirty (30) days notice

     o for the maintenance and replacement fund;

     o for the sinking fund if we chose to establish a sinking fund for a designated series of First Mortgage Bonds;

     o with certain deposited cash;

     o with the proceeds of released property; or

     o at our option, unless otherwise specified in the applicable supplemental Indenture and the Prospectus Supplement.

     If we have not deposited the redemption funds with the Mortgage Trustee when we give notice of redemption, the redemption shall be subject to the deposit of those funds on or before the redemption date. Notice of redemption will not be effective unless the Mortgage Trustee has received the redemption funds.

     Cash that is deposited under any Mortgage provisions may be applied to the purchase of First Mortgage Bonds of any series, with certain exceptions.

     For more information, see Mortgage, Article X.


MAINTENANCE AND REPLACEMENT FUND

     Each year we will spend 15% of our adjusted gross operating revenues for maintenance of and replacements for the mortgaged property and certain automotive equipment of the Company. If we spend more for these purposes in a given year, we may credit that amount against the 15% requirement in any subsequent year. If a regulatory authority does not permit us to spend as much as 15% of our adjusted gross revenues for these purposes, we will spend only the amount permitted. We may meet the annual requirements for the maintenance and replacement fund in any of the following ways:

     o by depositing cash with the Mortgage Trustee;

     o by certifying expenditures for maintenance and repairs;

     o by certifying gross property additions;

     o by certifying gross expenditures for certain automotive equipment; or

     o by taking credit for First Mortgage Bonds and prior lien bonds that have been retired.

     Cash deposited with the Trustee to meet maintenance and replacement requirements

     o may be withdrawn on expenditures for gross property additions;

     o may be withdrawn on waiver of the right to issue First Mortgage Bonds; or

     o may be applied to the purchase or redemption of First Mortgage Bonds of any series we may designate.

     For further discussion, see "Redemption and Purchase of First Mortgage Bonds" above.

     We have reserved the right to amend the Mortgage, at our sole discretion, to eliminate the maintenance and replacement fund payments with respect to any First Mortgage Bonds of the Twenty-third Series and any subsequently created series, including all series offered by this Prospectus. No consent or other action by the holders of any such First Mortgage Bonds is required. For more information, see Mortgage, Section 38; Twenty-second Supplemental Indenture,
Section 7.

SECURITY

     All First Mortgage Bonds are secured by the Mortgage, which constitutes, in the opinion of our Vice President -- Legal and Corporate Secretary, a first mortgage lien on all our present properties. This lien is subject to:

     o leases of small portions of our property to others for uses which, in the opinion of our counsel, do not interfere with our business;

     o leases of certain property which we own but do not use in our electric utility business; and

     o certain excepted encumbrances, minor defects and irregularities.

     This lien does not cover the following property:

     o merchandise, equipment, materials or supplies held for sale, and fuel, oil and similar consumable materials and supplies;

     o vehicles and automobiles;

     o cash, securities, receivables and all contracts, leases and operating agreements that are not pledged or required to be pledged; and

     o electric energy and other products.

     The Mortgage contains provisions subjecting to the lien of the Mortgage certain other property that is acquired after the date of the delivery of the Mortgage. These provisions for subjecting additional property to the lien of the Mortgage are limited in the case of consolidation, merger or sale of substantially all of our assets. For more information, see Mortgage,
Article XV.

     The Trustees will have a lien upon the mortgaged property, prior to the First Mortgage Bonds, for the payment of their reasonable compensation and expenses and for indemnity against certain liabilities. For more information, see Mortgage, Section 96.


ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

     We may issue an unlimited principal amount of First Mortgage Bonds under the Mortgage (except as described in the next paragraph). We may issue First Mortgage Bonds of any series from time to time based on any of the following:

     o 70% of property additions after adjustments to offset retirement of property;

     o retirement of First Mortgage Bonds or prior lien bonds; or

     o deposit of cash.

     With certain exceptions in the case of retirement of First Mortgage Bonds or prior lien bonds, we may issue First Mortgage Bonds only if adjusted net earnings for 12 out of the preceding 15 months, before interest and income taxes, is at least twice the annual interest requirements on, or at least 10% of the principal amount of, the sum of all First Mortgage Bonds outstanding at the time, including the additional First Mortgage Bonds we may issue under this shelf registration process or other First Mortgage Bonds we may issue in the future, and all indebtedness of prior or equal rank. Adjusted net earnings is net of provision for repairs, maintenance and retirement of property equal to the maintenance and replacement fund requirements for this period. Cash deposited for the issuance of First Mortgage Bonds may be withdrawn to the extent of 70% of property additions after adjustments to offset retirement of property or retirement of First Mortgage Bonds or prior lien bonds. For further discussion, see "Modification of the Mortgage" below.

     Property additions must consist of electric property, or property used or useful in connection with electric property, acquired after December 31, 1939. Property additions may not include securities, vehicles or automobiles. We have reserved the right to amend the Mortgage, at our sole discretion, to make available as property additions any form of space satellites, including solar power satellites, space stations and other similar facilities. We estimate that, as of November 30, 1998, approximately $2.9 billion of net property additions were available for the issuance of First Mortgage Bonds. Therefore, using the 70% test described above, the available net property additions provide a basis for issuing approximately $2.1 billion of additional First Mortgage Bonds as of November 30, 1998.

     The Mortgage includes restrictions on the issuance of First Mortgage Bonds against property subject to liens and upon the increase of the amount of any liens. For more information, see Mortgage, Sections 4-7, 20-30 and 46; Twenty-third Supplemental Indenture, Section 5.


DIVIDEND RESTRICTIONS

     Unless otherwise specified in the Prospectus Supplement, in the case of First Mortgage Bonds issued under this shelf registration process, and so long as any First Mortgage Bonds are outstanding, cash dividends and distributions on our common stock, and purchases by us of our common stock, are restricted to aggregate net income available for them, since December 31, 1948, plus $3,000,000, less the amount of all preferred and common stock dividends and distributions, and all common stock purchases, since December 31, 1948.

     No portion of our retained earnings at November 30, 1998 is restricted by this provision. For further discussion, see "Modification of the Mortgage" below.


MODIFICATION OF THE MORTGAGE

     Bondholders' rights may be modified with the consent of the holders of 70% of the First Mortgage Bonds. If less than all series of the First Mortgage Bonds are affected, the modification must also receive the consent of the holders of 70% of the First Mortgage Bonds of each series affected. We have reserved the right to amend the Mortgage, at our sole discretion, to substitute 66 2/3% for the percentage requirements stated above. In general, no modification of the terms of payment of principal or interest, and no modification affecting the lien or reducing the percentage required for modification (except as noted above), is effective against any holder of the First Mortgage Bonds without that holder's consent. For more information, see Mortgage, Article XVIII; Thirteenth Supplemental Indenture, Section 5.

     We may reserve the right to amend the Mortgage, at our sole discretion, for any of the following purposes:

     o to reduce the percentage of the holders of the First Mortgage Bonds who must consent to certain modifications of the Mortgage to a majority of the bondholders adversely affected;

     o to except from the lien of the Mortgage all property not funded or eligible to be funded under the Mortgage for the issuance of First Mortgage Bonds, the release of property or any other purpose under the Mortgage;

     o to ease the requirements of the net earnings test (see the first paragraph of the Section entitled "Issuance of Additional First Mortgage Bonds" above by allowing the calculation to be made for 12 months within the last 18, rather than the last 15, months;

     o to allow the release of property from the lien of the Mortgage at cost or at the value of the property at the time it became funded property;

     o to simplify the release of unfunded property from the lien of the Mortgage, if after the release we will have at least one dollar ($1) in unfunded property remaining;

     o to increase the amount of funded property that may be released or retired on the basis of the retirement of First Mortgage Bonds from 100% to 143% of the principal amount of such First Mortgage Bonds; and

     o to eliminate the requirements regarding amounts to be accrued, expended or appropriated for maintenance or property retirements.

     Additionally, we may choose to modify the dividend covenant applicable to a particular series of First Mortgage Bonds. See "Dividend Restrictions" above. The purpose for a modification of the applicable dividend covenant would be to provide that we may declare and pay dividends in cash or property on our common stock only out of surplus or out of net profits for the preceding fiscal year. Dividends may not be paid out of net profits, however, if our capital has been diminished to an extent specified in the Mortgage.


DEFAULTS AND NOTICE THEREOF

     An "Event of Default" means, with respect to any series of First Mortgage Bonds, any of the following:

     o default in payment of principal of such series of First Mortgage Bonds;

     o default for 30 days in payment of interest on such series of First Mortgage Bonds;

     o default in payment of interest on or principal of prior lien bonds continued beyond applicable grace periods;

     o default for 60 days in payment installments of funds for retirement of First Mortgage Bonds, including the maintenance and replacement funds;

     o certain events in bankruptcy, insolvency or reorganization; and

     o default for 90 days after notice in performance of any other covenants.

     For more information, see Mortgage, Section 65.

     If the Trustees deem it to be in the interest of the holders of the First Mortgage Bonds, they may withhold notice of default, except in payment of principal, interest or funds for retirement of First Mortgage Bonds. For more information, see Mortgage, Section 66; Third Supplemental Indenture, Section 15.

     If a default occurs, holders of 25% of the First Mortgage Bonds may declare all principal and interest immediately due and payable. If the default has been cured, however, the holders of a majority of the First Mortgage Bonds may annul the declaration and destroy its effect. For more information, see Mortgage, Section 67. No holder of First Mortgage Bonds may enforce the lien of the Mortgage unless the holder has given the Trustees written notice of a default and unless the holders of 25% of the First Mortgage Bonds have requested the Trustees in writing to act and have offered the Trustees reasonable opportunity to act. For more information, see Mortgage, Section 80. The Trustees are not required to risk their funds or to incur personal liability if there is a reasonable ground for believing that repayment to the Trustees is not reasonably assured. For more information, see Mortgage, Section
94. Holders of a majority of the First Mortgage Bonds may establish the time, method and place of conducting any proceedings for any remedy available to the Trustees, or exercising any trust or power conferred upon the Trustees. For more information, see Mortgage, Section 71.


EVIDENCE TO BE FURNISHED TO THE MORTGAGE TRUSTEE UNDER THE MORTGAGE

     We will demonstrate compliance with Mortgage provisions by providing written statements from our officers or persons we select. For instance, we may select an engineer to provide a written statement regarding the value of property being certified or released, or an accountant regarding net earnings certificate, or counsel regarding property titles and compliance with the Mortgage generally. In certain major matters, applicable law requires that an accountant or engineer must be independent. (See Section 314(d) of the Trust Indenture Act of 1939.) We must file certificates and other papers each year and whenever certain events occur. Additionally, we must provide evidence from time to time demonstrating our compliance with the conditions and covenants under the Mortgage.


CONCERNING THE MORTGAGE TRUSTEE

     In the regular course of business, we obtain short-term funds from The Bank of New York and various other banks.


                          DESCRIPTION OF SENIOR NOTES

GENERAL

     We may issue one or more new series of Senior Notes under a Senior Note Indenture between us and a Senior Note Trustee whom we will name. The information we are providing you in this Prospectus concerning the Senior Note Indenture and related documents is only a summary of the information provided in those documents. You should consult the Senior Notes themselves, the Senior
Note Indenture, any Supplemental Senior Note Indentures and other documents for more complete information on the Senior Notes. These documents appear as exhibits to this Registration Statement, or will appear as exhibits to a Current Report on Form 8-K, which we will file later, and which will be incorporated by reference into this Prospectus.

     Until the Release Date, all of the Senior Notes will be secured by one or more series of First Mortgage Bonds, which we will issue and deliver to the Senior Note Trustee. For more information, see "Security" and "Release Date" below.


ON THE RELEASE DATE, THE SENIOR NOTES

     o WILL CEASE TO BE SECURED BY FIRST MORTGAGE BONDS;

     o WILL BECOME UNSECURED OBLIGATIONS OF THE COMPANY; AND

     o WILL RANK AS EQUAL WITH OTHER UNSECURED INDEBTEDNESS OF THE COMPANY, INCLUDING SENIOR DEBT SECURITIES.

     The Senior Note Indenture provides that, in addition to the Senior Notes offered under this shelf registration process, additional Senior Notes may be issued later, without limitation as to aggregate principal amount. Before the Release Date, however, the amount of Senior Notes that we may issue cannot exceed the amount of First Mortgage Bonds that we are able to issue under the Mortgage. For more information, see "Description of First Mortgage Bonds - Issuance of Additional First Mortgage Bonds" above.

     You should consult the Prospectus Supplement relating to any particular issue of Senior Notes for the following information:

     o the title of the Senior Notes;

     o any limit on aggregate principal amount of the Senior Notes or the series of which they are a part;

     o the date on which the principal of the Senior Notes will be payable;

     o the rate, including the method of determination if applicable, at which the Senior Notes will bear interest, if any; and

       -- the date from which any interest will accrue;

       -- the dates on which we will pay interest; and

       -- the record date for any interest payable on any interest payment date;

     o the place where

       -- the principal of, premium, if any, and interest on the Senior Notes will be payable;

       -- you may register transfer of the Senior Notes;

       -- you may exchange the Senior Notes;

       -- you may serve notices and demands upon us regarding the Senior Notes;

     o the Security Registrar for the Senior Notes and whether the principal of the Senior Notes is payable without presentment or surrender of them;

     o the terms and conditions upon which we may elect to redeem any Senior Notes;

     o the terms and conditions upon which the Senior Notes must be redeemed or purchased due to our obligations pursuant to any sinking fund or other mandatory redemption provisions, or at the holder's option, including any applicable exceptions to notice requirements;

     o the denominations in which we may issue Senior Notes;

     o the manner in which we will determine any amounts payable on the Senior Notes which are to be determined with reference to an index or other fact or event ascertainable outside the Senior Note Indenture;

     o the currency, if other than United States currency, in which payments on the Senior Notes will be payable;

     o terms according to which elections can be made by us or the holder regarding payments on the Senior Notes in currency other than the currency in which the notes are stated to be payable;

     o the portion of the principal amount of the Senior Notes payable upon declaration of acceleration of their maturity;

     o if payments are to be made on the Senior Notes in securities or other property, the type and amount of the securities and other property or the method by which the amount shall be determined;

     o the terms applicable to any rights to convert Senior Notes into or exchange them for our securities or those of any other entity;

     o if we issue Senior Notes as Global Securities,

     -- any limitations on transfer or exchange rights or the right to obtain the registration of transfer;

     -- any limitations on the right to obtain definitive certificates for the Senior Notes; and

     -- any other matters incidental to the Senior Notes;

     o whether we are issuing the Senior Notes as bearer securities;

     o any limitations on transfer or exchange of Senior Notes or the right to obtain registration of their transfer, and the terms and amount of any service charge required for registration of transfer or exchange;

     o any exceptions to the provisions governing payments due on legal holidays, or any variations in the definition of Business Day with respect to the Senior Notes;

     o any addition to the Events of Default applicable to any Senior Notes and any additions to our covenants for the benefit of the holders of the Senior Notes;

     o if we are issuing any Senior Notes prior to the Release Date, the designation of the series of Senior Note First Mortgage Bonds to be delivered to the Senior Note Trustee for security for the Senior Notes;

     o any other terms of the Senior Notes not in conflict with the provisions of the Senior Note Indenture; and

     o any other collateral security, assurance or guarantee for such Notes.

     For more information, see Section 301 of the Senior Note Indenture.

     Senior Notes may be sold at a substantial discount below their principal amount. You should consult the applicable Prospectus Supplement for a description of certain special United States federal income tax considerations which may apply to Senior Notes sold at an original issue discount or denominated in a currency other than dollars.

     Unless the applicable Prospectus Supplement states otherwise, the covenants contained in the Senior Note Indenture will not afford holders of Senior Notes protection in the event we have a change in control or are involved after the Release Date in a highly-leveraged transaction.


SECURITY

     Until the Release Date, described in the following section, all of the Senior Notes will be secured by one or more series of First Mortgage Bonds, which we will issue and deliver to the Senior Note Trustee. For more information on the First Mortgage Bonds, see "Description of First Mortgage Bonds" above. When we issue a series of Senior Notes prior to the Release Date, we will simultaneously issue and deliver to the Senior Note Trustee, as security for all of the Senior Notes, a series of Senior Note First Mortgage Bonds. These First Mortgage Bonds will have the same stated interest rate (or interest calculated in the same manner), interest payment dates, stated maturity and redemption provisions, and will be in the same aggregate principal amount as the series of Senior Notes we are issuing. For more information, see Sections 401, 402 and 403 of the Senior Note Indenture. Payments we make to the Senior Note Trustee on a series of Senior Notes will satisfy our obligations with respect to the corresponding payments due on the related series of Senior Note First Mortgage Bonds.

     Each series of Senior Note First Mortgage Bonds will be a series of First Mortgage Bonds, all of which are secured by a lien on certain property we own. For more discussion of the lien, see "Description of First Mortgage Bonds -- Security" above. In certain circumstances prior to the Release Date, we may reduce the aggregate principal amount of Senior Note First Mortgage Bonds held by the Senior Note Trustee. In no event, however, may we reduce that amount to an amount lower than the aggregate outstanding principal amount of the Senior Notes then outstanding. For more information, see Section 409 of the Senior Note Indenture. Following the Release Date, we will close the Mortgage and not issue any additional First Mortgage Bonds under the Mortgage. For more information, see Section 403 of the Senior Note Indenture.


RELEASE DATE

     ON THE RELEASE DATE, THE SENIOR NOTE FIRST MORTGAGE BONDS WILL NO LONGER SECURE THE SENIOR NOTES, AND THE SENIOR NOTES WILL BECOME OUR UNSECURED GENERAL OBLIGATIONS. For more information, see Section 407 of the Senior Note Indenture. The Release Date means the date that we have repaid, redeemed or otherwise retired all of our First Mortgage Bonds, other than the Senior Note First Mortgage Bonds securing the Senior Notes. The Senior Note Trustee will give the Senior Note holders notice when the Release Date occurs. See "Description of Senior Notes--Defeasance" below for a discussion of another situation in which outstanding Senior Notes would not be secured by Senior Note First Mortgage Bonds.

FORM, EXCHANGE, AND TRANSFER

     Unless the applicable Prospectus Supplement states otherwise, we will issue Senior Notes only in fully registered form without coupons and in denominations of $1,000 and integral multiplies of that amount. For more information, see Sections 201 and 302 of the Senior Note Indenture.

     Holders may present Senior Notes for exchange or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the Security Registrar or at the office of any Transfer Agent we may designate. Exchanges and transfers are subject to the terms of the Senior Note Indenture and applicable limitations for global securities. We may designate ourselves the Security Registrar. No charge will be made for any registration of transfer or exchange of Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge the holder must pay in connection with the transaction. Any transfer or exchange will become effective upon the Security Registrar or Transfer Agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. For more information, see Section 305 of the Senior Note Indenture.

     The applicable Prospectus Supplement will state the name of any Transfer Agent, in addition to the Security Registrar initially designated by the Company for any Senior Notes. We may at any time designate additional Transfer Agents or withdraw the designation of any Transfer Agent or make a change in the office through which any Transfer Agent acts. We must, however, maintain a Transfer Agent in each place of payment for the Senior Notes of each series. For more information, see Section 702 of the Senior Note Indenture.

     We will not be required to

     o issue, register the transfer of, or exchange any Senior Note or any Tranche of any Senior Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Senior Note called for redemption and ending at the close of business on the day of mailing; or

     o register the transfer of, or exchange any Senior Note selected for redemption except the unredeemed portion of any Senior Note being partially redeemed.

     For more information, see Section 305 of the Senior Note Indenture.


PAYMENT AND PAYING AGENTS

     Unless the applicable Prospectus Supplement states otherwise, we will pay interest on a Senior Note on any interest payment date to the person in whose name the Senior Note is registered at the close of business on the regular record date for the interest payment. For more information, see Section 307 of the Senior Note Indenture.

     Unless the applicable Prospectus Supplement provides otherwise, we will pay principal and any premium and interest on Senior Notes at the office of the Paying Agent whom we will designate for this purpose. Unless the applicable Prospectus Supplement states otherwise, the corporate trust office of the Senior Note Trustee in New York City will be designated as our sole Paying Agent for payments with respect to Senior Notes of each series. Any other Paying Agents initially designated by us for the Senior Notes of a particular series will be named in the applicable Prospectus Supplement. We may at any time add or delete Paying Agents or change the office through which any Paying Agent acts. We must, however, maintain a Paying Agent in each place of payment for the Senior Notes of a particular series. For more information, see Section 702 of the Senior Note Indenture.

     All money we pay to a Paying Agent for the payment of the principal and any premium or interest on any Senior Note which remains unclaimed at the end of two years after payment is due will be repaid to us. After that date, the holder of that Senior Note may look only to us for these payments. For more information, see Section 703 of the Senior Note Indenture.


REDEMPTION

     You should consult the applicable Prospectus Supplement for any terms regarding optional or mandatory redemption of Senior Notes. Except for the provisions in the applicable Prospectus Supplement regarding Senior Notes redeemable at the holder's option, Senior Notes may be redeemed only upon notice by mail not less than 30 nor more than 60 days prior to the redemption date. Further, if less than all the Senior Notes of a series, or any Tranche of a series, are to be redeemed, the Senior Notes to be redeemed will be selected by the method provided for the particular series. In the absence of a selection provision, the Trustee will select a fair and appropriate method of random selection. For more information, see Sections 503 and 504 of the Senior Note Indenture.

   A notice of redemption we provide may state:

     o that redemption is conditioned upon receipt by the Paying Agent on or before the redemption date of money sufficient to pay the principal and any premium and interest on the Senior Notes; and

     o that if the money has not been received, the notice will be ineffective and we will not be required to redeem the Senior Note.

     For more information, see Section 504 of the Senior Note Indenture.


CONSOLIDATION, MERGER, AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, nor may we transfer or lease substantially all of our assets and property to any person, unless:

     o the corporation formed by the consolidation or into which we are merged, or the person which acquires by conveyance or transfer, or which leases, substantially all of our property and assets

     o is organized and validly existing under the laws of any domestic jurisdiction and the person;

     o expressly assumes our obligations on the Senior Notes and under the Senior Note Indenture; and

     o prior to the Release Date, expressly assumes our obligations under the Senior Note First Mortgage Bonds and under the Mortgage;

     o immediately after the transaction becomes effective, no Event of Default, and no event which would become an Event of Default, shall have occurred and be continuing; and

     o we will have delivered to the Senior Note Trustee an Officer's Certificate and Opinion of Counsel as provided in the Senior Note Indenture.

     For more information, see Section 1201 of the Senior Note Indenture.


EVENTS OF DEFAULT

     "Event of Default" under the Senior Note Indenture with respect to Senior Notes of any series means any of the following:

     o failure to pay any interest due on the Senior Notes within 30 days;

     o failure to pay principal or premium when due on a Senior Note;

     o breach of or failure to perform any other covenant or warranty in the Senior Note Indenture with respect to the particular series of Senior Notes for 60 days (subject to extension under certain circumstances for another 120 days) after we receive notice from the Senior Note Trustee, or we and the Senior Note Trustee receive notice from the holders of at least 33% in principal amount of the Senior Notes of that series outstanding under the Senior Note Indenture according to the provisions of the Senior Note Indenture;

     o prior to the Release Date, the occurrence of a Default under the Mortgage (see "Description of the First Mortgage Bonds -- Events of Default" above);

     o certain events of bankruptcy, insolvency or reorganization; and

     o any other Event of Default set forth in the applicable Prospectus Supplement.

     For more information, see Section 901 of the Senior Note Indenture.

     An Event of Default with respect to a particular series of Senior Notes does not necessarily constitute an Event of Default with respect to the Senior Notes of any other series issued under the Senior Note Indenture.

     If an Event of Default with respect to a particular series of Senior Notes occurs and is continuing, either the Senior Note Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all of the Senior Notes of that series to be due and payable immediately. If the Senior Notes of that series are discount notes or similar Senior Notes, only the portion of the principal amount as specified in the applicable Prospectus Supplement may be immediately due and payable. If an Event of Default occurs and is continuing with respect to all series of Senior Notes (including all Events of Default relating to bankruptcy, insolvency or reorganization), the Senior Note Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of all series, considered together, may declare an acceleration of the principal amount of all Senior Notes. In the event of an acceleration prior to the Release Date with respect to all Senior Notes, the Trustee will make a demand for acceleration of all amounts due under all of the Senior Note First Mortgage Bonds, but this demand will only result in such an acceleration if allowed by the acceleration provisions of the First Mortgage.

     At any time after a declaration of acceleration with respect to the Senior Notes of a particular series, and before a judgment or decree for payment of the money due has been obtained, and before the acceleration of the Senior Note First Mortgage Bonds, the Event or Events of Default giving rise to the declaration of acceleration will, without further action, be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded and annulled, if

     o we have paid or deposited with the Senior Note Trustee a sum sufficient to pay

       -- all overdue interest on all Senior Notes of the particular series;

       -- the principal of and any premium on any Senior Notes of that series which have become due otherwise than by the declaration of acceleration and any interest at the rate prescribed in the Senior Notes;

       -- interest upon overdue interest at the rate prescribed in the Senior
          Notes, to the extent payment is lawful;

       -- all amounts due to the Senior Note Trustee under the Senior Note
          Indenture; and

     o any other Event of Default with respect to the Senior Notes of the particular series, other than the failure to pay the principal of the Senior Notes of that series which has become due solely by the declaration of acceleration, has been cured or waived as provided in the Senior Note Indenture.

     For more information, see Section 902 of the Senior Note Indenture.

     The Senior Note Indenture includes provisions as to the duties of the Senior Note Trustee in case an Event of Default occurs and is continuing. Consistent with these provisions, the Senior Note Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders, unless those holders have offered to the Senior Note Trustee reasonable indemnity. For more information, see Section 1003 of the Senior Note Indenture. Subject to these provisions for indemnification, the holders of a majority in principal amount of the outstanding senior notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee, with respect to the Senior Notes of that series. For more information, see Section 912 of the Senior Note Indenture.

     No Senior Note holder may institute any proceeding regarding the Senior
Note Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Senior Note Indenture unless

     o the holder has previously given to the Senior Note Trustee written notice of a continuing Event of Default of that particular series,

     o the holders of a majority in principal amount of the outstanding Senior Notes of all series with respect to which an Event of Default is continuing have made a written request to the Senior Note Trustee, and have offered reasonable indemnity to the Senior Note Trustee to institute the proceeding as trustee, and

     o the Senior Note Trustee has failed to institute the proceeding, and has not received from the holders of a majority in principal amount of the outstanding Senior Notes of that series a direction inconsistent with the request, within 60 days after notice, request and offer of reasonable indemnity.

     For more information, see Section 907 of the Senior Note Indenture.

     The preceding limitations do not apply, however, to a suit instituted by a Senior Note holder for the enforcement of payment of the principal of or any premium or interest on the Senior Note on or after the applicable due date stated in the Senior Note. For more information, see Section 908 of the Senior
Note Indenture.

     We must furnish annually to the Senior Note Trustee a statement by an appropriate officer as to that officer's knowledge of our compliance with all conditions and covenants under the Senior Note Indenture. Our compliance is to be determined without regard to any grace period or notice requirement under the Senior Note Indenture. For more information, see Section 706 of the Senior
Note Indenture.

MODIFICATION AND WAIVER

     The Company and the Senior Note Trustee, without the consent of the holders of the Senior Notes, may enter into one or more supplemental Senior
Note Indentures for any of the following purposes:

     o to evidence the assumption by any permitted successor of our covenants in the Senior Note Indenture and the Senior Notes;

     o to add one or more covenants or other provisions for the benefit of the holders of outstanding Senior Notes or to surrender any right or power conferred upon us by the Senior Note Indenture;

     o to add any additional Events of Default;

     o to change or eliminate any provision of the Senior Note Indenture or add any new provision to it (but if this action will adversely affect the interests of the holders of any particular series of Senior Notes in any material respect, the action will become effective with respect to that series only when there is no Senior Note of that series remaining outstanding under the Senior Note Indenture);

     o to provide collateral security for the Senior Notes;

     o to establish the form or terms of Senior Notes according to the provisions of the Senior Note Indenture;

     o to evidence the acceptance of appointment of a successor Senior Note Trustee under the Senior Note Indenture with respect to one or more series of the Senior Notes and to add to or change any of the provisions of the Senior Note Indenture as necessary to provide for the administration of the trusts under the Senior Note Indenture by more than one trustee;

     o to provide for the procedures required to permit using a noncertificated system of registration for any Senior Notes series;

     o to change any place where

       -- the principal of and any premium and interest on any Senior Notes is payable,

       -- any Senior Notes may be surrendered for registration of transfer or exchange, or

       -- notices and demands to or upon us regarding Senior Notes and the Senior Note Indenture may be served; or

     o to cure any ambiguity or inconsistency (but any of these changes or additions will not adversely affect the interests of the holders of Senior Notes of any series in any material respect).

     For more information see Section 1301 of the Senior Note Indenture.

     The holders of at least a majority in aggregate principal amount of the outstanding Senior Notes of any series may waive

     o compliance by us with certain provisions of the Senior Note Indenture (see Section 607 of the Senior Note Indenture); and

     o any past default under the Senior Note Indenture, except a default in the payment of principal, premium, or interest, and certain covenants and provisions of the Senior Note Indenture that cannot be modified or amended without consent of the holder of each outstanding Senior Note of the series affected (see Section 913 of the Senior Note Indenture).

     The Trust Indenture Act of 1939 may be amended after the date of the Senior Note Indenture to require changes to the Senior Note Indenture. In this event, the Senior Note Indenture will be deemed to have been amended so as to effect the changes, and we and the Senior Note Trustee may, without the consent of any holders, enter into one or more Supplemental Senior Note Indentures to evidence or effect the amendment. For more information, see Section 1301 of the Senior Note Indenture.

     Except as provided in this section, the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes, considered as one class, is required to change in any manner the Senior Note Indenture pursuant to one or more supplemental Senior Note Indentures. If less than all of the series of Senior Notes outstanding are directly affected by a proposed supplemental Senior Note Indenture, however, only the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes of all series directly affected, considered as one class, will be required. Furthermore, if the Senior Notes of any series have been issued in more than one Tranche and if the proposed supplemental Senior Note Indenture directly affects the rights of the holders of one or more, but not all Tranches, only the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes of all Tranches directly affected, considered as one class, will be required. In addition, an amendment or modification

     o may not, without the consent of the holder of the Senior Note

       -- change the maturity of the principal of, or any installment of principal of or interest on, any Senior Note,

       -- reduce the principal amount or the rate of interest, or the amount of any installment of interest, or change the method of calculating the rate of interest,

       -- reduce any premium payable upon the redemption of the Senior Note,

       -- reduce the amount of the principal of any Senior Note originally issued at a discount from the stated principal amount that would be due and payable upon a declaration of acceleration of maturity,

       -- change the currency or other property in which a Senior Note or premium or interest on a Senior Note is payable,

       -- impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of redemption, on or after the redemption date) of any Senior Note; or

     o may not reduce the percentage of principal amount requirement for consent of the holders for any supplemental Senior Note Indenture, or for any waiver of compliance with any provision of or any default under the Senior Note Indenture, or reduce the requirements for quorum or voting, without the consent of the holder of each outstanding Senior Note of each series or Tranche effected;

     o may not prior to the Release Date

       -- impair the interest of the Senior Note Trustee in the Senior Note
          First Mortgage Bonds,

       -- reduce the principal amount of any series of Senior Note First
          Mortgage Bonds to an amount less than that of the related series of Senior Notes, or

       -- alter the payment provisions of the Senior Note First Mortgage Bonds in a manner adverse to the holders of the Senior Notes; and

     o may not modify provisions of the Senior Note Indenture relating to supplemental Senior Note Indentures, waivers of certain covenants and waivers of past defaults with respect to the Senior Notes of any series, or any Tranche of a series, without the consent of the holder of each outstanding Senior Note affected.

     A supplemental Senior Note Indenture will be deemed not to affect the rights under the Senior Note Indenture of the holders of any series or Tranche of the Senior Notes if the supplemental Senior Note Indenture

    -- changes or eliminates any covenant or other provision of the Senior
       Note Indenture expressly included solely for the benefit of one or more other particular series of Senior Notes or Tranches thereof; or

    -- modifies the rights of the holders of Senior Notes of any other series or Tranches with respect to any covenant or other provision.

     For more information, see Section 1302 of the Senior Note Indenture.

     If we solicit from holders of the Senior Notes any type of action, we may at our option by board resolution fix in advance a record date for the determination of the holders entitled to vote on the action. We shall have no obligation, however, to do so. If we fix a record date, the action may be taken before or after the record date, but only the holders of record at the close of business on the record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding Senior Notes have authorized the action. For that purpose, the outstanding Senior Notes shall be computed as of the record date. Any holder action shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer of or in exchange for or in lieu of the security in respect of anything done or permitted by the Senior Note Trustee or us in reliance on that action, whether or not notation of the action is made upon the security. For more information, see Section 104 of the Senior
Note Indenture.

DEFEASANCE

     Unless the applicable Prospectus Supplement provides otherwise, any Senior Note, or portion of the principal amount of a Senior Note, will be deemed to have been paid for purposes of the Senior Note Indenture, and, at our election, our entire indebtedness in respect to the Senior Note (or portion thereof) will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Senior Note Trustee or any Paying Agent other than us in trust money, certain Eligible Obligations, or a combination of the two, sufficient to pay principal of any premium and interest due and to become due on the Senior Note or portions thereof. For more information, see Section 801 of the Senior Note Indenture. For this purpose, unless the applicable Prospectus Supplement provides otherwise, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of full faith and credit of the United States, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in these obligations or in any specific interest or principal payments due in respect to those obligations.


RESIGNATION OF SENIOR NOTE TRUSTEE

     The Senior Note Trustee may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in principal amount of outstanding Senior Notes delivered to the Senior Note Trustee and us. No resignation or removal of the Senior Note Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the Senior
Note Indenture. So long as no Event of Default or event which would become an Event of Default has occurred and is continuing, and except with respect to a Senior Note Trustee appointed by an action of the holders, if we have delivered to the Senior Note Trustee a resolution of our Board of Directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the Senior Note Indenture, the Senior Note Trustee will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the Senior Note Indenture. For more information, see Section 1010 of the Senior Note Indenture.


NOTICES

     We will give notices to holders of Senior Notes by mail to their addresses as they appear in the Security Register. For more information, see Section 106 of the Senior Note Indenture.


TITLE

     The Senior Note Trustee and its agents, and we and our agents, may treat the person in whose name a Senior Note is registered as the absolute owner of that Note, whether or not that Senior Note may be overdue, for the purpose of making payment and for all other purposes. For more information, see Section 308 of the Senior Note Indenture.


GOVERNING LAW

     The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the law of the State of New York. For more information, see Section 112 of the Senior Note Indenture.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

     We may issue one or more new series of Debt Securities under a Debt Security Indenture between us and a Debt Security Trustee whom we will name. The information we are providing you in this Prospectus concerning the Debt Security Indenture and related documents is only a summary of the information provided in those documents. You should consult the Debt Securities themselves, the Debt Security Indenture, any Supplemental Debt Security Indentures and other documents for more complete information on the Debt Securities. These documents appear as exhibits to this Registration Statement, or will appear as exhibits to a Current Report on Form 8-K, which we will file later, and which will be incorporated by reference into this Prospectus.

     The applicable Prospectus Supplement may state that a particular series of Debt Securities will be subordinated obligations of the Company. In the following discussion we will refer to any of these subordinated obligations as the Subordinated Debt Securities. Unless the applicable Prospectus Supplement provides otherwise, we will use separate indentures (called Subordinated Debt Security Indentures in the following discussion) for any Subordinated Debt Securities we may issue.

     You should consult the Prospectus Supplement relating to any particular issue of Debt Securities for the following information:

     o the title of the Debt Securities;

     o any limit on aggregate principal amount of the Debt Securities or the series of which they are a part;

     o the date on which the principal of the Debt Securities will be payable;

     o the rate, including the method of determination if applicable, at which the Debt Securities will bear interest, if any; and

       -- the date from which any interest will accrue;

       -- the dates on which we will pay interest; and

       -- the record date for any interest payable on any interest payment date;

     o the place where

       -- the principal of, premium, if any, and interest on the Debt Securities will be payable;

       -- you may register transfer of the Debt Securities;

       -- you may exchange the Debt Securities;

       -- you may serve notices and demands upon us regarding the Debt
          Securities;

     o the Security Registrar for the Debt Securities and whether the principal of the Debt Securities is payable without presentment or surrender of them;

     o the terms and conditions upon which we may elect to redeem any Debt Securities;

     o the terms and conditions upon which the Debt Securities must be redeemed or purchased due to our obligations pursuant to any sinking fund or other mandatory redemption provisions, or at the holder's option, including any applicable exceptions to notice requirements;

     o the denominations in which we may issue Debt Securities;

     o the manner in which we will determine any amounts payable on the Debt Securities which are to be determined with reference to an index or other fact or event ascertainable outside the Debt Security Indenture;

     o the currency, if other than United States currency, in which payments on the Debt Securities will be payable;

     o terms according to which elections can be made by us or the holder regarding payments on the Debt Securities in currency other than the currency in which the Debt Securities are stated to be payable;

     o the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of their maturity;

     o if payments are to be made on the Debt Securities in securities or other property, the type and amount of the securities and other property or the method by which the amount shall be determined;

     o the terms applicable to any rights to convert Debt Securities into or exchange them for our securities or those of any other entity;

     o if we issue Debt Securities as Global Securities,

       -- any limitations on transfer or exchange rights or the right to obtain the registration of transfer;

       -- any limitations on the right to obtain definitive certificates for the Debt Securities; and

       -- any other matters incidental to the Debt Securities;

     o whether we are issuing the Debt Securities as bearer securities;

     o any limitations on transfer or exchange of Debt Securities or the right to obtain registration of their transfer, and the terms and amount of any service charge required for registration of transfer or exchange;

     o any exceptions to the provisions governing payments due on legal holidays, or any variations in the definition of Business Day with respect to the Debt Securities;

     o any addition to the Events of Default applicable to any Debt Securities and any additions to our covenants for the benefit of the holders of the Debt Securities; and

     o any other terms of the Debt Securities not in conflict with the provisions of the Debt Security Indenture.

     For more information, see Section 301 of the Debt Security Indenture.

     Debt Securities may be sold at a substantial discount below their principal amount. You should consult the applicable Prospectus Supplement for a description of certain special United States federal income tax considerations which may apply to Debt Securities sold at an original issue discount or denominated in a currency other than dollars.

     Unless the applicable Prospectus Supplement states otherwise, the covenants contained in the Debt Security Indenture will not afford holders of Debt Securities protection in the event we have a change in control or are involved in a highly-leveraged transaction.


SUBORDINATION

     The applicable Prospectus Supplement may provide that a series of Debt Securities will be Subordinated Debt Securities, subordinate and junior in right of payment to all our senior Indebtedness. The indenture under which these securities will be issued is referred to as the Subordinated Debt Security Indenture.

     No payment of principal of (including redemption and sinking fund payments), or any premium or interest on, the Subordinated Debt Securities may be made if

     o any Senior Indebtedness is not paid when due,

     o any applicable grace period with respect to default in payment of Senior Indebtedness has ended, and the default has not been cured or waived, or

     o the maturity of any Senior Indebtedness has been accelerated because of a default.

     Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and any premium and interest due or to become due on all senior indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to payment. For more information, see Section 1502 of the Subordinated Debt Security Indenture. The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. For more information, see Section 1504 of the Subordinated Debt Security Indenture.

     As defined in the Subordinated Debt Security Indenture, the term "Senior Indebtedness" means

     o obligations (other than non-recourse obligations and the indebtedness issued under the Subordinated Debt Security Indenture) of, or guaranteed or assumed by, us

       -- for borrowed money (including both senior and subordinated indebtedness for borrowed money, but excluding the Subordinated Debt Securities); or

       -- for the payment of money relating to any lease which is capitalized on the consolidated balance sheet of the Company and our subsidiaries in accordance with generally accepted accounting principles; or

     o indebtedness evidenced by bonds, debentures, notes or other similar instruments.

     In the case of any such indebtedness or obligations, Senior Indebtedness includes amendments, renewals, extensions, modifications and refundings, whether existing as of the date of the Subordinated Debt Security Indenture or subsequently incurred by us.

     The Subordinated Debt Security Indenture does not limit the aggregate amount of Senior Indebtedness that we may issue.


FORM, EXCHANGE, AND TRANSFER

     Unless the applicable Prospectus Supplement states otherwise, we will issue Debt Securities only in fully registered form without coupons and in denominations of $1,000 and integral multiplies of that amount. For more information, see Sections 201 and 302 of the Debt Security Indenture.

     Holders may present Debt Securities for exchange or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the Security Registrar or at the office of any Transfer Agent we may designate. Exchanges and transfers are subject to the terms of the Debt Security Indenture and applicable limitations for global securities. We may designate ourselves the Security Registrar. No charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge the holder must pay in connection with the transaction. Any transfer or exchange will become effective upon the Security Registrar or Transfer Agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. For more information, see Section 305 of the Debt Security Indenture.

     The applicable Prospectus Supplement will state the name of any Transfer Agent, in addition to the Security Registrar initially designated by the Company, for any Debt Securities. We may at any time designate additional Transfer Agents or withdraw the designation of any Transfer Agent or make a change in the office through which any Transfer Agent acts. We must, however, maintain a Transfer Agent in each place of payment for the Debt Securities of each series. For more information, see Section 602 of the Debt Security Indenture.


WE WILL NOT BE REQUIRED TO

     o issue, register the transfer of, or exchange any Debt Securities or any Tranche of any Debt Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Debt Securities called for redemption and ending at the close of business on the day of mailing; or

     o register the transfer of, or exchange any Debt Securities selected for redemption except the unredeemed portion of any Debt Securities being partially redeemed.

     For more information, see Section 305 of the Debt Security Indenture.


PAYMENT AND PAYING AGENTS

     Unless the applicable Prospectus Supplement states otherwise, we will pay interest on a Debt Security on any interest payment date to the person in whose name the Debt Security is registered at the close of business on the regular record date for the interest payment. For more information, see Section 307 of the Debt Security Indenture.

     Unless the applicable Prospectus Supplement provides otherwise, we will pay principal and any premium and interest on Debt Securities at the office of the Paying Agent whom we will designate for this purpose. Unless the applicable Prospectus Supplement states otherwise, the corporate trust office of the Debt Security Trustee in New York City will be designated as our sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. We may at any time add or delete Paying Agents or change the office through which any Paying Agent acts. We must, however, maintain a Paying Agent in each place of payment for the Debt Securities of a particular series. For more information, see
Section 602 of the Debt Security Indenture.

     All money we pay to a Paying Agent for the payment of the principal and any premium or interest on any Debt Security which remains unclaimed at the end of two years after payment is due will be repaid to us. After that date, the holder of that Debt Security may look only to us for these payments. For more information, see Section 603 of the Debt Security Indenture.


REDEMPTION

     You should consult the applicable Prospectus Supplement for any terms regarding optional or mandatory redemption of Debt Securities. Except for the provisions in the applicable Prospectus Supplement regarding Debt Securities redeemable at the holder's option, Debt Securities may be redeemed only upon notice by mail not less than 30 nor more than 60 days prior to the redemption date. Further, if less than all the Debt Securities of a series, or any Tranche of a series, are to be redeemed, the Debt Securities to be redeemed will be selected by the method provided for the particular series. In the absence of a selection provision, the Trustee will select a fair and appropriate method of random selection. For more information, see Sections 403 and 404 of the Debt Security Indenture.

     A notice of redemption we provide may state:

     o that redemption is conditioned upon receipt by the Paying Agent on or before the redemption date of money sufficient to pay the principal of and any premium and interest on the Debt Securities; and

     o that if the money has not been received, the notice will be ineffective and we will not be required to redeem the Debt Securities.

     For more information, see Section 404 of the Debt Security Indenture.


CONSOLIDATION, MERGER, AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, nor may we transfer or lease substantially all of our assets and property to any person, unless:

     o the corporation formed by the consolidation or into which we are merged, or the person which acquires by conveyance or transfer, or which leases, substantially all of our property and assets

       -- is organized and validly existing under the laws of any domestic jurisdiction; and

       -- expressly assumes our obligations on the Debt Securities and under the Debt Security Indenture.

     o immediately after the transaction becomes effective, no Event of Default, and no event which would become an Event of Default, shall have occurred and be continuing; and

     o we will have delivered to the Debt Security Trustee an Officer's Certificate and Opinion of Counsel as provided in the Debt Security Indenture.

     For more information, see Section 1101 of the Debt Security Indenture.


EVENTS OF DEFAULT

     "Event of Default" under the Debt Security Indenture with respect to Debt Securities of any series means any of the following:

     o failure to pay any interest due on the Debt Securities within 30 days;

     o failure to pay principal or premium when due on a Debt Security;

     o breach of or failure to perform any other covenant or warranty in the Debt Security Indenture with respect to the particular series of Debt Securities for 60 days (subject to extension under certain circumstances for another 120 days) after we receive notice from the Debt Security Trustee, or we and the Debt Security Trustee receive notice from the holders of at least 33% in principal amount of the Debt Securities of that series outstanding under the Debt Security Indenture according to the provisions of the Debt Security Indenture;

     o certain events of bankruptcy, insolvency or reorganization; and

     o any other Event of Default set forth in the applicable Prospectus Supplement.

     For more information, see Section 801 of the Debt Security Indenture.

     An Event of Default with respect to a particular series of Debt Securities does not necessarily constitute an Event of Default with respect to the Debt Securities of any other series issued under the Debt Security Indenture.

     If an Event of Default with respect to a particular series of Debt Securities occurs and is continuing, either the Debt Security Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of that series may declare the principal amount of all of the Debt Securities of that series to be due and payable immediately. If the Debt Securities of that series are discount securities or similar Debt Securities, only the portion of the principal amount as specified in the applicable Prospectus Supplement may be immediately due and payable. If an Event of Default occurs and is continuing with respect to all series of Debt Securities (including all Events of Default relating to bankruptcy, insolvency, or reorganization), the Debt Security Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of all series, considered together, may declare an acceleration of the amount payable.

     At any time after a declaration of acceleration with respect to the Debt Securities of a particular series, and before a judgment or decree for payment of the money due has been obtained, the Event of Default giving rise to the declaration of acceleration will, without further action, be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded and annulled, if

     o we have paid or deposited with the Debt Security Trustee a sum sufficient to pay

       -- all overdue interest on all Debt Securities of the particular series;

       -- the principal of and any premium on any Debt Securities of that series which have become due otherwise than by the declaration of acceleration and any interest at the rate prescribed in the Debt Securities;

       -- interest upon overdue interest at the rate prescribed in the Debt
          Securities, to the extent payment is lawful; and

       -- all amounts due to the Debt Security Trustee under the Debt Security
          Indenture; and

     o any other Event of Default with respect to the Debt Securities of the particular series, other than the failure to pay the principal of the Debt Securities of that series which has become due solely by the declaration of acceleration, has been cured or waived as provided in the Debt Security Indenture.

     For more information, see Section 802 of the Debt Security Indenture.

     The Debt Security Indenture includes provisions as to the duties of the Debt Security Trustee in case an Event of Default occurs and is continuing. Consistent with these provisions, the Debt Security Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders, unless those holders have offered to the Debt Security Trustee reasonable indemnity. For more information, see Section 903 of the Debt Security Indenture. Subject to these provisions for indemnification, the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Debt Security Trustee, or exercising any trust or power conferred on the Debt Security Trustee, with respect to the Debt Securities of that series. For more information, see Section 812 of the Debt Security Indenture.

     No Debt Securities holder may institute any proceeding regarding the Debt Security Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Debt Security Indenture unless

     o the holder has previously given to the Debt Security Trustee written notice of a continuing Event of Default of that particular series;

     o the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which an Event of Default is continuing have made a written request to the Debt Security Trustee, and have offered reasonable indemnity to the Debt Security Trustee to institute the proceeding as trustee; and

     o the Debt Security Trustee has failed to institute the proceeding, and has not received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with the request, within 60 days after notice, request and offer of reasonable indemnity.

     For more information, see Section 807 of the Debt Security Indenture.

     The preceding limitations do not apply, however, to a suit instituted by a Debt Security holder for the enforcement of payment of the principal of or any premium or interest on the Debt Securities on or after the applicable due date stated in the Debt Securities. For more information, see Section 808 of the Debt Security Indenture.

     We must furnish annually to the Debt Security Trustee a statement by an appropriate officer as to that officer's knowledge of our compliance with all conditions and covenants under the Debt Security Indenture. Our compliance is to be determined without regard to any grace period or notice requirement under the Debt Security Indenture. For more information, see Section 606 of the Debt Security Indenture.


MODIFICATION AND WAIVER

     We and the Debt Security Trustee, without the consent of the holders of the Debt Securities, may enter into one or more Supplemental Debt Security Indentures for any of the following purposes:

     o to evidence the assumption by any permitted successor of our covenants in the Debt Security Indenture and the Debt Securities;

     o to add one or more covenants or other provisions for the benefit of the holders of outstanding Debt Securities or to surrender any right or power conferred upon us by the Debt Security Indenture;

     o to add any additional Events of Default;

     o to change or eliminate any provision of the Debt Security Indenture or add any new provision to it (but if this action will adversely affect the interests of the holders of any particular series of Debt Securities in any material respect, the action will become effective with respect to that series only when there is no Debt Securities of that series remaining outstanding under the Debt Security Indenture);

     o to provide collateral security for the Debt Securities;

     o to establish the form or terms of Debt Securities according to the provisions of the Debt Security Indenture;

     o to evidence the acceptance of appointment of a successor Debt Security Trustee under the Debt Security Indenture with respect to one or more series of the Debt Securities and to add to or change any of the provisions of the Debt Security Indenture as necessary to provide for the administration of the trusts under the Debt Security Indenture by more than one trustee;

     o to provide for the procedures required to permit using a noncertificated system of registration for any Debt Securities series;

     o to change any place where

       -- the principal of and any premium and interest on any Debt Securities is payable,

       -- any Debt Securities may be surrendered for registration of transfer or exchange; or

       -- notices and demands to or upon us regarding Debt Securities and the Debt Security Indenture may be served; or

     o to cure any ambiguity or inconsistency (but only changes or additions that will not adversely affect the interests of the holders of Debt Securities of any series in any material respect).

     For more information see Section 1201 of the Debt Security Indenture.

     The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive

     o compliance by us with certain provisions of the Debt Security Indenture (see Section 607 of the Debt Security Indenture); and

     o any past default under the Debt Security Indenture, except a default in the payment of principal, premium, or interest, and certain covenants and provisions of the Debt Security Indenture that cannot be modified or amended without consent of the holder of each outstanding Debt Security of the series affected (see Section 813 of the Debt Security Indenture).

     The Trust Indenture Act of 1939 may be amended after the date of the Debt Security Indenture to require changes to the Debt Security Indenture. In this event, the Debt Security Indenture will be deemed to have been amended so as to effect the changes, and we and the Debt Security Trustee may, without the consent of any holders, enter into one or more Supplemental Debt Security Indentures to evidence or effect the amendment. For more information, see
Section 1201 of the Debt Security Indenture.

     Except as provided in this section, the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities, considered as one class, is required to change in any manner the Debt Security Indenture pursuant to one or more supplemental Debt Security Indentures. If less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental Debt Security Indenture, however, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series directly affected, considered as one class, will be required. Furthermore, if the Debt Securities of any series have been issued in more than one Tranche and if the proposed supplemental Debt Security Indenture directly affects the rights of the holders of one or more, but not all, Tranches, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all Tranches directly affected, considered as one class, will be required. In addition, an amendment or modification

     o may not, without the consent of the holder of the Debt Securities

       -- change the maturity of the principal of, or any installment of principal of or interest on, any Debt Securities;

       -- reduce the principal amount or the rate of interest, or the amount of any installment of interest, or change the method of calculating the rate of interest;

       -- reduce any premium payable upon the redemption of the Debt Securities;

       -- reduce the amount of the principal of any Debt Security originally issued at a discount from the stated principal amount that would be due and payable upon a declaration of acceleration of maturity;

       -- change the currency or other property in which a Debt Security or premium or interest on a Debt Security is payable; or

       -- impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or in the case of redemption, on or after the redemption date) of any Debt Securities;

     o may not reduce the percentage of principal amount requirement for consent of the holders for any supplemental Debt Security Indenture, or for any waiver of compliance with any provision of or any default under the Debt Security Indenture, or reduce the requirements for quorum or voting, without the consent of the holder of each outstanding Debt Security of each series or Tranche effected; and

     o may not modify provisions of the Debt Security Indenture relating to supplemental Debt Security Indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series, or any Tranche of a series, without the consent of the holder of each outstanding Debt Security affected.

     A supplemental Debt Security Indenture will be deemed not to affect the rights under the Debt Security Indenture of the holders of any series or Tranche of the Debt Securities if the supplemental Debt Security Indenture

       -- changes or eliminates any covenant or other provision of the Debt
          Security Indenture expressly included solely for the benefit of one or more other particular series of Debt Securities or Tranches thereof; or

       -- modifies the rights of the holders of Debt Securities of any other series or Tranches with respect to any covenant or other provision.

     For more information, see Section 1202 of the Debt Security Indenture.

     If we solicit from holders of the Debt Securities any type of action, we may at our option by board resolution fix in advance a record date for the determination of the holders entitled to vote on the action. We shall have no obligation, however, to do so. If we fix a record date, the action may be taken before or after the record date, but only the holders of record at the close of business on the record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding Debt Securities have authorized the action. For that purpose, the outstanding Debt Securities shall be computed as of the record date. Any holder action shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer of or in exchange for or in lieu of the security in respect of anything done or permitted by the Debt Security Trustee or us in reliance on that action, whether or not notation of the action is made upon the security. For more information, see Section 104 of the Debt Security Indenture.


DEFEASANCE

     Unless the applicable Prospectus Supplement provides otherwise, any Debt Security, or portion of the principal amount of a Debt Security, will be deemed to have been paid for purposes of the Debt Security Indenture, and, at our election, our entire indebtedness in respect to the Debt Security (or portion thereof) will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Debt Security Trustee or any Paying Agent other than us in trust money, certain Eligible Obligations, or a combination of the two, sufficient to pay principal of any premium and interest due and to become due on the Debt Securities or portions thereof. For more information, see
Section 701 of the Debt Security Indenture. For this purpose, unless the applicable Prospectus Supplement provides otherwise, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of full faith and credit of the United States, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in these obligations or in any specific interest or principal payments due in respect to those obligations.


RESIGNATION OF DEBT SECURITY TRUSTEE

     The Debt Security Trustee may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in principal amount of outstanding Debt Securities delivered to the Debt Security Trustee and us. No resignation or removal of the Debt Security Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the Debt Security Indenture. So long as no Event of Default or event which would become an Event of Default has occurred and is continuing, and except with respect to a Debt Security Trustee appointed by an action of the holders, if we have delivered to the Debt Security Trustee a resolution of our Board of Directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the Debt Security Indenture, the Debt Security Trustee will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the Debt Security Indenture. For more information, see Section 910 of the Debt Security Indenture.


NOTICES

     We will give notices to holders of Debt Securities by mail to their addresses as they appear in the Security Register. For more information, see
Section 106 of the Debt Security Indenture.


TITLE

     The Debt Security Trustee and its agents, and we and our agents may treat the person in whose name a Debt Security is registered as the absolute owner of that Debt Security, whether or not that Debt Security may be overdue, for the purpose of making payment and for all other purposes. For more information, see
Section 308 of the Debt Security Indenture.


GOVERNING LAW

     The Debt Security Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. For more information, see Section 112 of the Debt Security Indenture.


                               GLOBAL SECURITIES

     We may issue some or all of the First Mortgage Bonds, Senior Notes or Debt Securities of any series as Global Securities. We will register each Global Security in the name of a depositary identified in the applicable Prospectus Supplement. The Global Securities will be deposited with a depositary or nominee or custodian for the depositary and will bear a legend regarding restrictions on exchanges and registration of transfer as discussed below and any other matters to be provided pursuant to the Mortgage and applicable Indenture.

     As long as the depositary or its nominee is the registered holder of a Global Security, that person will be considered the sole owner and holder of the Global Security and the securities represented by it for all purposes under the securities and the Mortgage, Senior Note Indenture and Debt Security Indenture. Except in limited circumstances, owners of a beneficial interest in a Global Security

     o will not be entitled to have the Global Security or any securities represented by it registered in their names;

     o will not receive or be entitled to receive physical delivery of certificated securities in exchange for the Global Security; and

     o will not be considered to be the owners or holders of the Global Security or any securities represented by it for any purposes under the securities or the Mortgage, Senior Note Indenture or Debt Security Indenture.

     We will make all payments of principal and any premium and interest on a Global Security to the depositary or its nominee as the holder of the Global Security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions having accounts with the depositary or its nominee, called "participants" for purposes of this discussion, and to persons that hold beneficial interests through participants. When a Global Security is issued, the depositary will credit on its book entry, registration and transfer system the principal amounts of securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by

     o the depositary, with respect to participant's interests or;

     o any participant, with respect to interests of persons held by the participants on their behalf.

     Payments by participants to owners of beneficial interests held through such participants will be the responsibility of such participants. The depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges, and other matters relating to beneficial interests in a Global Security. None of the following will have any responsibility or liability for any aspect of the depositary or any participant's records relating to, or for payments made on account of, beneficial interest in a Global Security, or for maintaining, supervising or reviewing any records relating to these beneficial interests:

     o the Company;

     o the Trustee under the Mortgage;

     o the Trustee under the Senior Note Indenture;

     o the Trustee under the Debt Security Indenture; or

     o any agent of each of the above.


                             PLAN OF DISTRIBUTION

   We may sell the securities in any of three ways:

     o through underwriters or dealers;

     o directly through a limited number of institutional purchasers or to a single purchaser; or

     o through agents.

     The applicable Prospectus Supplement will set forth the terms under which the securities are offered, including

     o the names of any underwriters, dealers or agents;

     o the purchase price and the net proceeds to us from the sale;

     o any underwriting discounts and other items constituting underwriters compensation;

     o any initial public offering price; and

     o any discounts or concessions allowed, re-allowed or paid to dealers.

     We or any underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

     If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless the applicable Prospectus Supplement states otherwise, the obligations of any underwriter to purchase the securities will be subject to certain conditions, and the underwriter will be obligated to purchase the securities, except that in certain cases involving a default by an underwriter, less than all of the securities may be purchased. If we sell securities through an agent, the applicable Prospectus Supplement will state the name and any commission payable by us to the agent. Unless the Prospectus Supplement states otherwise, any agent of the Company will be acting on a best efforts basis for the period of its appointment.

     The applicable Prospectus Supplement will state whether we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. These contracts will be subject to the conditions set forth in the Prospectus Supplement. Additionally, the Prospectus Supplement will set forth the commission payable for solicitation of these contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933.


                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                LEGAL OPINIONS

     William D. Johnson of our legal department and Hunton & Williams of Raleigh, North Carolina, our outside counsel, will issue opinions about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel, Winthrop, Stimson, Putnam & Roberts of New York, New York.


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                                 $500,000,000





                      [GRAPHIC LOGO OF CP&L APPEARS HERE]
                        CAROLINA POWER & LIGHT COMPANY




                               EXTENDIBLE NOTES
                             DUE OCTOBER    , 2009




                       --------------------------------
                             PROSPECTUS SUPPLEMENT
                       --------------------------------
                              MERRILL LYNCH & CO.





                               OCTOBER    , 1999

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